EXHIBIT 99.1

Management Information Circular February 27, 2020 Notice of annual meeting of shareholders to be held May 1, 2020 TC Energy Corporation Delivering the energy people need, every day.

Letter to shareholders    1
Notice of 2020 annual meeting    2
Management information circular    3
Summary    4
About the shareholder meeting    6
Delivery of meeting materials    6
Voting    6
Business of the meeting    10
Governance    28
About our governance practices    28
Compensation    60
Compensation governance    60
Director compensation discussion and analysis    66
Director compensation - 2019 details    70
Human Resources committee letter to shareholders    75
Executive compensation discussion and analysis    78
Executive compensation - 2019 details    104
Other information    116
Schedules    117
About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.
We encourage you to sign up for electronic delivery of all future proxy materials.
Registered shareholders can go to www.investorcentre.com/tcenergy, and click on "Sign up for eDelivery" at the bottom of the page. Enter your Holder Account Number from your form of proxy and enter your postal code (if you are a Canadian resident), or your Family or Company Name (if you are not a resident of Canada), and click "Sign In."
Non-registered shareholders can go to www.investordelivery.com using the control number found on your voting instruction form or at www.proxyvote.com where you click on “Go Paperless” link and follow the instructions.

Letter to shareholders
February 27, 2020

Dear Shareholder:
TC Energy Corporation (TC Energy) is pleased to invite you to the annual meeting of common shareholders on May 1, 2020. The meeting will be held at 10:00 a.m. (Mountain Daylight Time) in the Markin MacPhail Centre at Canada Olympic Park, 88 Canada Olympic Road S.W., Calgary, Alberta.
Attending the meeting is your opportunity to meet the Board of Directors (Board) and management, learn more about our performance in 2019 and our strategy for the future, and vote in person on the items of business. If you are unable to attend the meeting in person, you can vote by proxy and listen to the live webcast on our website (www.tcenergy.com).
The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TC Energy in our 2019 Annual report and on our website.
We would like to extend a special thank you to Mr. Barry Jackson, who is retiring from the Board on May 1, 2020, for his many years of dedicated service to TC Energy and our shareholders. Mr. Jackson has served as a director for over 17 years during which time he has made significant contributions to the Board and its committees including most recently as the chair of the Human Resources committee and a member of the Governance committee. Mr. Jackson also served a long tenure as TC Energy's chair of the Board from 2005 until 2017, during which time his leadership was instrumental in growing the company. TC Energy has truly benefited from his solid business acumen, in-depth industry knowledge and management experience.
In May 2019, TC Energy was pleased to announce the appointments of Ms. Una Power and Mr. Steven Williams to the Board, both of whom have decades of experience in the energy industry and their respective skill sets have proven invaluable. After an extensive search effort, the Board is nominating Mr. Michael Culbert, Ms. Susan Jones and Mr. David MacNaughton for appointment to the Board. All three of these nominees will bring strong leadership and strategy skills to the Board. In addition, Mr. Culbert has extensive knowledge of the energy industry, Ms. Jones has considerable expertise in international business operations, including legal and regulatory matters, and having recently served as the Canadian Ambassador to the United States, Mr. MacNaughton brings significant experience to the areas of government and policy.
Thank you for your continued confidence in TC Energy. Russ Girling, our CEO, and I look forward to seeing you at the meeting on May 1st.
Sincerely,

Siim A. Vanaselja
Chair of the Board of Directors

TC Energy Management information circular 2020	1

Notice of 2020 annual meeting You are invited to our 2020 annual meeting of common shareholders:

WHEN
Friday, May 1, 2020 at 10:00 a.m.
Mountain Daylight Time (MDT)

WHERE
Markin MacPhail Centre
Canada Olympic Park
88 Canada Olympic Road S.W.
Calgary, Alberta

YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TC Energy Corporation common shares on March 16, 2020, you are entitled to receive notice of, attend and vote at this meeting.
Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.
By order of the Board of Directors,

Five items of business
1.
Receive our audited consolidated financial statements for the year ended December 31, 2019, and the auditors’ report.
2.
Elect the directors.
3.
Appoint the auditors and authorize the directors to set their compensation.
4.
Participate in the advisory vote on our approach to executive compensation (say-on-pay).
5.
Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston Vice-President, Law and Corporate Secretary TC Energy Corporation Calgary, Alberta February 27, 2020

2	TC Energy Management information circular 2020

Management information circular
We are sending you this Management information circular (circular) because you are a shareholder of record of TC Energy common shares on March 16, 2020. You have the right to attend our 2020 annual meeting of common shareholders and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast in English on our website (www.tcenergy.com).
Management is soliciting your proxy for the meeting, and we pay all costs for doing so. We will start mailing the proxy materials on March 24, 2020, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TC Energy employee may also contact you by phone or email to encourage you to vote.
The Board of Directors (Board) has approved the contents of this circular and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government agencies.
Unless stated otherwise, information in this document is as of February 27, 2020, and all dollar amounts are in Canadian dollars.

In this document,
• you, your and shareholder mean a holder of common shares of TC Energy Corporation,
• we, us, our and TC Energy mean TC Energy Corporation, and
• TC Energy shares and shares mean common shares of TC Energy Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 - 1 Street S.W., Calgary, Alberta T2P 5H1

About shareholder mailings
In March 2019, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our Annual reports when they became available.
If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TC Energy shares after March 16, 2020, you also may not receive a copy of our 2019 Annual report. We are using notice-and-access to deliver the circular and 2019 Annual report.
Our 2019 Annual report is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent: Computershare Trust Company of Canada
	Tel:	1.800.340.5024 (toll-free within North America) 1.514.982.7959 (outside North America)
	Email:	tcenergy@computershare.com

TC Energy Management information circular 2020	3

Summary
The following pages are key points of information you will find in this circular. You should read the entire circular before voting.
Voting
You will be asked to vote on three items at the meeting:

Item	Board recommendation	More information (pages)
Elect 14 directors	For	12-26
Appoint KPMG LLP, Chartered Professional Accountants as auditors	For	10-11
Advisory vote on executive compensation (say on pay)	For	11, 60-65, 75-115
Nominated Directors

Name	Occupation	Age	Independent	Director since	% Votes in favour at 2019 AGM	2019 Committees	2019 Board attendance	Number of other public boards
Stéphan Crétier Dubai, UAE	Chairman, President and Chief Executive Officer, GardaWorld Security Corporation	56	Yes	2017	99.77	Audit Health, Safety, Sustainability & Environment	80%	0
Michael R. Culbert Calgary, AB	Corporate Director	62	Yes	—	—	—	—	2
Russell K. Girling Calgary, AB	President and Chief Executive Officer, TC Energy	57	No	2010	99.83	—	100%	1
Susan C. Jones Calgary, AB	Corporate Director	50	No	—	—	—	—	0
Randy Limbacher Houston, TX	Chief Executive Officer, Meridian Energy, LLC	61	Yes	2018	99.69	Audit Health, Safety, Sustainability & Environment	100%	1
John E. Lowe Houston, TX	Senior Executive Advisor, Tudor, Pickering, Holt & Co., LLC	61	Yes	2015	99.38	Audit (Chair) Health, Safety, Sustainability & Environment	100%	2
David MacNaughton Toronto, ON	Corporate Director	71	Yes	—	—	—	—	0
Una Power Vancouver, BC	Corporate Director	55	Yes	2019	99.68	Audit Health, Safety, Sustainability & Environment	100%	2
Mary Pat Salomone Naples, FL	Corporate Director	59	Yes	2013	99.68	Governance Health, Safety, Sustainability & Environment (Chair)	93%	2
Indira Samarasekera Vancouver, BC	Senior Advisor, Bennett Jones LLP	67	Yes	2016	95.05	Audit Human Resources	100%	3
D. Michael G. Stewart Calgary, AB	Corporate Director	68	Yes	2006	98.80	Governance (Chair) Human Resources	100%	0
Siim A. Vanaselja Toronto, ON	Corporate Director	63	Yes	2014	88.49	Board Chair Governance Human Resources	100%	3
Thierry Vandal Mamaroneck, NY	President, Axium Infrastructure US, Inc.	59	Yes	2017	99.78	Audit Health, Safety, Sustainability & Environment	100%	1
Steven W. Williams Calgary, AB	Corporate Director	64	Yes	2019	99.81	Governance Human Resources	100%	1

4	TC Energy Management information circular 2020

Compensation
TC Energy's compensation programs are designed to 'pay for performance' by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.
In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our peer group. Actual performance that exceeds expectations can result in compensation above market median levels.
Our compensation programs are intended to align the executives' interests with those of our various stakeholders. The Human Resources committee and the Board place a significant emphasis on variable compensation, particularly long-

Our best practices include:
•  benchmarking director and executive compensation against size appropriate peer groups to assess competitiveness and fairness,
•  maximums on variable compensation payments,
•  share ownership requirements for our directors and executives,
•  incentive compensation reimbursement and holdback policy (Clawback policy) and anti-hedging policy, and
•  annual say on pay vote, averaging 93 per cent approval for the last three years.

term incentives, when determining the total direct compensation for our executives. Both our executive share unit and stock option plans encourage value creation over the long-term.
Governance
We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Based on the current directorship, our governance highlights are noted below.

Size of Board	12
Percentage of independent directors	92%
Percentage of women on Board	25%
Board diversity policy	Yes + target of 30% women
Number of board interlocks	1
External board service limits for independent directors	4 public company boards in total
Average director age	61
All committees independent	Yes
Annual director elections	Yes
Individual director elections	Yes
Majority voting policy	Yes
Independent executive compensation consultant	Yes
Clawback policy	Yes
Double-trigger vesting on change of control	Yes
Separate chair and CEO	Yes
Director retirement age/term limit	The earlier of a director turning 73 or attaining 15 years of service
Director share ownership requirements	4x retainer
Executive share ownership requirements	5x (CEO), 3x (executive vice-presidents), 2x (senior vice-presidents), 1x (vice-presidents)
CEO share ownership post-retirement hold period	1 year
In-camera sessions at every Board and committee meeting	Yes
Annual say on pay	Yes
Code of business ethics	Yes
Board, committee and director evaluations annually	Yes
Board orientation and education program	Yes
Note
• Dr. Samarasekera and Ms. Power both serve on the board of The Bank of Nova Scotia. It has been determined that this interlock will not impair the exercise of their independent judgment.

TC Energy Management information circular 2020	5

About the shareholder meeting
As a shareholder of record, you are entitled to vote your TC Energy shares at the annual meeting. The meeting will cover five items of business, which are discussed in more detail starting on page 10.
This next section discusses delivery of the meeting materials and the voting process.
Delivery of meeting materials
We are using notice and access to deliver the circular and 2019 Annual report to both our registered and beneficial shareholders.
This means that TC Energy will post the circular and 2019 Annual report online for our shareholders to access electronically. You will receive a package in the mail with a notice (Notice) explaining how to access and review the circular and/or 2019 Annual report electronically and how to request a paper copy of either at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares.
Notice and access is an environmentally friendly and cost effective way to distribute the circular and the 2019 Annual report because it reduces printing, paper and postage.
The following beneficial shareholders will receive a paper copy of the circular:

•	those who have already provided instructions that they prefer to receive a paper copy,

•	employees of our U.S. affiliate who own TC Energy shares through our U.S. affiliate's 401(k) retirement plans, and

•	those whose brokers receive materials through Computershare.
This circular is available on SEDAR (www.sedar.com) and on our website (www.TCEnergy.com/Notice-And-Access).
How to request a paper copy of the circular
Starting March 24, 2020, shareholders can request a paper copy of the circular and/or 2019 Annual report for up to one year. The circular and/or 2019 Annual report will be sent to you at no charge.
If you would like to receive a paper copy of the circular and/or 2019 Annual report, please follow the instructions provided in the Notice.
Requests by shareholders must be made by 5:00 p.m. Eastern Daylight Time (EDT), Wednesday, April 15, 2020 in order for you to receive a paper copy of the circular and/or 2019 Annual report before the annual meeting on May 1, 2020.

If you request a paper copy of the circular and/or 2019 Annual report you will not receive a new form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders), so you should keep the original form sent to you in order to vote.
If you have questions about notice and access, you can call our Investor Relations line at 403.920.7911 or 1.800.361.6522.
Voting
WHO CAN VOTE
Shareholders of record on March 16, 2020 are entitled to receive Notice of our 2020 annual meeting of common shareholders and vote their shares. Our Board set this date to allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.
As of February 27, 2020, we had 939,803,994 common shares outstanding. Each common share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to our majority voting policy for director elections (see Governance – Governance Philosophy – Majority Voting), we need a simple majority of votes (50 per cent plus one vote) for all items to be approved by shareholders.
As of February 27, 2020, we had the following preferred shares outstanding:

First Preferred Shares	Number of shares outstanding
Series 1	14,577,184
Series 2	7,422,816
Series 3	8,533,405
Series 4	5,466,595
Series 5	12,714,261
Series 6	1,285,739
Series 7	24,000,000
Series 9	18,000,000
Series 11	10,000,000
Series 13	20,000,000
Series 15	40,000,000
The holders of these shares do not have voting rights at the meeting.

6	TC Energy Management information circular 2020

Registered shareholders
You are a registered shareholder if you have a share certificate in your name.
We will prepare a list of the registered shareholders as of March 16, 2020, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. Computershare is located at Suite 600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Tel: 403.267.6800.
You can also check the list when you arrive at the meeting.
Non-registered (beneficial) shareholders
You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.
Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of our outstanding shares.
HOW TO VOTE
You have two ways to vote:

•	by proxy, or

•	by attending the meeting and voting in person.
Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).
You must return your signed proxy form in order to vote by proxy.
If you appoint the TC Energy proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:

•	for the nominated directors listed on the proxy form and in this circular,

•	for the appointment of KPMG LLP, Chartered Professional Accountants (KPMG) as TC Energy’s auditors and authorizing the directors to set their compensation, and

•	for our approach to executive compensation, as described in this circular.

If you appoint someone else as your proxyholder, but do not specify how you want to vote your shares, the person can vote as they see fit.
If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit, in each instance, to the extent permitted by law whether the amendment or other matter of business that properly comes before the meeting is routine or contested.
Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice.
You can choose anyone to be your proxyholder – the person does not need to be a TC Energy shareholder or the TC Energy representatives named in the proxy form. You must write the person's name on your proxy form, and return the signed proxy form to Computershare to appoint someone as your proxyholder.
You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the meeting in person and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.
If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, Siim A. Vanaselja, Chair of the Board, Russell K. Girling, President and Chief Executive Officer or Christine R. Johnston, Vice-President, Law and Corporate Secretary (TC Energy proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.

TC Energy Management information circular 2020	7

Registered shareholders
We mail the Notice directly to you, and your package includes a proxy form.
You may request a paper copy of the circular and/or Annual report by following the instructions in the Notice that was mailed to you.
Appointing a proxyholder
You can appoint the TC Energy proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for each item of business.
You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.
Take some time to read about the items of business (see pages 10 and 11), then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 12:00 p.m. EDT on Wednesday, April 29, 2020.
If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
If you want to submit your voting instructions by phone or on the internet, you must do so by 12:00 p.m. EDT on Wednesday, April 29, 2020. See the instructions on your proxy form.
Attending the meeting and voting in person
If you want to attend the meeting and vote in person, do not complete the proxy form. Just register with Computershare when you arrive at the meeting.
You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting unless you revoke your proxy as described on the next page.

Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TC Energy shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.
The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.
Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form.
Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Broadridge, or any other intermediary as applicable, mails the proxy materials and voting instruction form to beneficial shareholders, at our expense.
The voting instruction form will name the same TC Energy representatives listed on page 7 to act as TC Energy proxyholders.
You may request a paper copy of the circular and/or Annual report by following the instructions in the Notice that was mailed to you.
Attending the meeting and voting in person
You can attend the meeting and vote in person, or you can appoint someone else to attend the meeting and give your voting instructions. Print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge (or to your broker, as instructed on your voting instruction form) as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting unless you revoke your proxy as described below.
Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.

8	TC Energy Management information circular 2020

CHANGING YOUR VOTE
Registered shareholders
If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement with your written authorization) and send it to:
Corporate Secretary
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
Fax: 403.920.2467
We must receive the notice by 12:00 p.m. EDT on Wednesday, April 29, 2020, or the last business day prior to the day the meeting is reconvened if it was adjourned. You can also give the notice to the chair of the meeting in person at the meeting.
If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received by 12:00 p.m. EDT on Wednesday, April 29, 2020, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede an earlier vote.
Non-registered (beneficial) shareholders
If you change your mind, contact your broker or nominee.

HOW THE VOTES ARE COUNTED
As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:

•	it is required by law,

•	there is a proxy contest, or

•	there are written comments on the proxy form.

Unable to attend the meeting? We will have a live webcast of our meeting in English on our website – go to www.tcenergy.com for details.

TC Energy Management information circular 2020	9

Business of the meeting Our annual meeting will cover five items of business:

FINANCIAL STATEMENTS – see our 2019 Annual report (available at www.tcenergy.com). You will receive our consolidated financial statements for the year ended December 31, 2019, and the auditors’ report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2019 Annual report. We deliver the Annual report using notice-and-access (see page 6). We mail you a paper copy of the Annual report if you have provided instructions that you prefer to receive a paper copy, or you may request a paper copy as described in the Notice (see page 6). Our 2019 Annual report is also available in English and French on our website (www.tcenergy.com), or you can request a copy from our Corporate Secretary or Investor Relations.
DIRECTORS – see page 12
You will vote on electing 14 directors to the Board. The nominated director profiles starting on page 13 give important information about each nominated director, including his or her background, experience and memberships on other public company boards he or she serves on. Except for Michael R. Culbert, Susan C. Jones and David MacNaughton, all of the nominated directors currently serve on our Board, and we have included in their profiles their 2019 attendance, the value of TC Energy shares or Deferred Share Units (DSUs) they currently hold (their at-risk investment) and their election results from the 2019 annual and special meeting. You can find more information about their at-risk investment on pages 72 and 73.

About quorum
We must have a quorum for the meeting to proceed.

Quorum constitutes two people present, in person, at the meeting who are entitled to vote at the meeting and represent at least 25 per cent of the issued and outstanding TC Energy common shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.

All directors are elected for a one-year term.

1.	Stéphan Crétier	6.	John E. Lowe	11.	D. Michael G. Stewart
2.	Michael R. Culbert	7.	David MacNaughton	12.	Siim A. Vanaselja
3.	Russell K. Girling	8.	Una Power	13.	Thierry Vandal
4.	Susan C. Jones	9.	Mary Pat Salomone	14.	Steven W. Williams
5.	Randy Limbacher	10.	Indira Samarasekera
The Board recommends you vote for the nominated directors:
RESOLVE to elect the directors listed in TC Energy’s circular dated February 27, 2020 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.
AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the close of our next annual meeting of shareholders.
The Board recommends that KPMG be appointed as auditors. Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.
KPMG has been our external auditors since 1956, and have confirmed they are independent with respect to TC Energy within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to TC Energy under all relevant U.S. professional and regulatory standards.

10	TC Energy Management information circular 2020

The table below shows the services KPMG provided during the last two fiscal years and the fees they invoiced us:

($ millions)	2019	2018
Audit fees	12.4	10.3
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	0.1	0.1
• services related to the audit of the financial statements of TC Energy pipeline abandonment trusts and certain post-retirement plans
Tax fees	1.9	1.2
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	0.2	0.2
• French translation services
Total fees	14.6	11.8
You will also vote on authorizing the directors to set the auditors’ compensation.
The Board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders and authorizing the directors to fix their remuneration:
RESOLVE to appoint KPMG as auditors of TC Energy until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.
ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.
While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by 97.39 per cent in 2017, 94.02 per cent in 2018 and 88.92 per cent in 2019. The voting results confirm that a significant majority of shareholders have accepted our approach to executive compensation.
The Board recommends you vote for our approach to executive compensation:
RESOLVE on an advisory basis, without diminishing the role and responsibilities of TC Energy's Board, that the shareholders accept the approach to executive compensation disclosed in TC Energy’s circular dated February 27, 2020.
OTHER BUSINESS
We did not receive any shareholder proposals for the meeting. The Board and management are not aware of any other items to be properly brought before the meeting.

TC Energy Management information circular 2020	11

THE NOMINATED DIRECTORS
Our articles currently state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 14 directors will be elected this year.
The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

Each nominated director has expressed his or her willingness to serve on our Board until our next annual meeting of shareholders.
If elected, they will also serve on the Board of TransCanada PipeLines Limited (TCPL), our main operating subsidiary.

Michael R. Culbert, Susan C. Jones and David MacNaughton are being nominated to the Board for the first time. These three first time nominee directors bring extensive experience in leadership, operations, regulatory matters and energy infrastructure. More information on our director nominees and their respective skills can be found in the director profiles in the immediately following section.
Twelve of the 14 nominated directors (86 per cent) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and the applicable rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
Russell K. Girling is not independent because of his role as President and Chief Executive Officer (CEO). Susan C. Jones is not considered independent because she served as an executive officer of Nutrien Ltd. (Nutrien) until December 31, 2019 and Mr. Girling was appointed to Nutrien’s compensation committee in May 2019. As a result of this overlap, Ms. Jones will not be eligible to serve on the Audit committee, Governance committee or Human Resources committee of the Board until she is deemed independent. The Governance committee has determined that Ms. Jones’ skills and experience would complement the Board’s current structure and provide significant value, despite her being deemed non-independent. For more information, see Board Characteristics - Independence.
The profiles on the following pages show each director’s holdings in TC Energy shares at February 28, 2019 and as of the date of this circular. DSUs are calculated on the basis of retainer fees paid in 2019 and dividend equivalents credited up to January 31, 2019 and January 31, 2020. The profiles also indicate the year he or she joined the Board and has continually served as a director of TC Energy.
All of the nominated directors are Canadian residents except for Mr. Limbacher, Mr. Lowe, Ms. Salomone and Mr. Vandal who are U.S. residents, and Mr. Crétier, who is a resident of the United Arab Emirates. Mr. Crétier and Mr. Vandal also hold Canadian citizenship.
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.
As of the date of this circular, all of our directors are in compliance with our director share ownership policy (see page 68 for more information). Mr. Girling meets the share ownership requirements for the CEO (see page 84 for details).
The at-risk investment reflects the total market value of the director’s TC Energy shares and DSUs based on the closing share price on the TSX of $74.35 on February 26, 2020. See At-risk investment on pages 72 and 73 for more information.

12	TC Energy Management information circular 2020

Stéphan Crétier AGE 56, DUBAI, UNITED ARAB EMIRATES | DIRECTOR SINCE 2017

Mr. Crétier is the Chairman, President and Chief Executive Officer of GardaWorld Security Corporation (GardaWorld) (private security services). He is also a director of a number of GardaWorld’s direct and indirect subsidiaries.
Mr. Crétier has previously served as a director of ORTHOsoft Inc. (formerly ORTHOsoft Holdings Inc.) (medical software technology) from August 2004 to November 2004, a director of BioEnvelop Technologies Corp. (manufacturing) from 2001 to 2003 and as a director, President and Chief Executive Officer of Rafale Capital Corp. (manufacturing) from 1999 to 2001. He plays an active role as a board member of several organizations, including the Montréal Economic Institute, a leading free market thinktank, and the Ligue Internationale des Sociétés de Surveillance. He also serves on the Board of Trustees of the Hirshhorn Museum, a Smithsonian Institution in Washington, D.C.
In 2007, Mr. Crétier was honoured by the Canadian Cancer Society for his exceptional contribution to its mission and in 1998 he was named Young Entrepreneur of the Year by the Québec Young Chamber of Commerce.
Mr. Crétier holds a Master of Business Administration degree from the University of California (Pacific).

Independent
Skills and experience
•
CEO
•
Mergers & acquisitions
•
Operations/health, safety & environment
•
Risk management
•
Strategy & leading growth
At-risk investment
$2,965,078
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
7/8 meetings
(88%)
•
Audit committee
4/5 meetings
(80%)
•
Health, Safety, Sustainability & Environment committee
3/4 meetings
(75%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	598,634,895 (99.77%)		1,365,426 (0.23%)
2018	556,188,656 (99.82%)		1,023,983 (0.18%)
2017	491,105,654 (99.75%)		1,235,741 (0.25%)
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	27,271	27,271	Yes
DSUs	12,609	8,460

TC Energy Management information circular 2020	13

Michael R. Culbert AGE 62, CALGARY, AB, CANADA

Mr. Culbert is currently the Vice-Chair and a director of PETRONAS Energy Canada Ltd. (formerly Progress Energy Canada Ltd.) (oil and gas, exploration and production and LNG). He will resign from his roles with PETRONAS Energy Canada Ltd. in March 2020. He also currently serves on the board of directors for Enerplus Corporation (oil and gas, exploration and production) since 2014 and Precision Drilling Corporation (oil and gas services) since 2017.
Mr. Culbert has previously served as a director and President of Pacific NorthWest LNG LP (2013 to 2017). He is a former co-founder, director, President and CEO of Progress Energy Ltd. (oil and gas, exploration and production) from 2004 to 2012 and, prior to that, he was the Vice-President, Marketing and Business Development from 2001 to 2004. He has also held positions as a Vice President of Marketing and Business Development with Encal Energy (1995 to 2001) and as a Director of Marketing and other executive management positions with Home Oil Company and its successor companies (1980 to 1995).
Mr. Culbert is a patron of the Shaw Charity Classic, which since its inception in 2013 has successfully raised over $48 million for over 200 children and youth charities in Alberta. He is also a founding member of the Creative Destruction Lab Energy stream at the University of Calgary, Haskayne School of Business.
In 2019, Mr. Culbert was awarded the 2019 Distinguished Business Leader - Recognizing Ethical Leadership from the University of Calgary Haskayne School of Business and the Calgary Chamber of Commerce.
Mr. Culbert holds a Bachelor of Science Business Administration Degree from Emmanuel College in Boston, Massachusetts.

Independent Skills and experience • Capital Markets • CEO • Mergers & Acquisitions • Strategy & leading growth • Upstream oil & gas At-risk investment $408,925

	Annual general meeting voting results	Votes in favour		Votes withheld
	2019	—		—
	2018	—		—
	2017	—		—
	Other public company boards and date	Stock exchange		Board committees
	Enerplus Corporation (oil and gas, exploration and production) (since March 2014)	TSX, NYSE		Audit & Risk Management Corporate Governance & Nominating Compensation & Human Resources (Chair)
	Precision Drilling Corporation (oil and gas reserves) (since December 2017)	TSX, NYSE		Audit Human Resources & Compensation
	TC Energy securities held	2020	2019	Meets share ownership requirements
	Shares	5,500	—	If appointed, Mr. Culbert will have until May 1, 2025 to meet the requirements.
	DSUs	—	—

14	TC Energy Management information circular 2020

Russell K. Girling AGE 57, CALGARY, AB, CANADA | CHIEF EXECUTIVE OFFICER | DIRECTOR SINCE 2010

Mr. Girling has been President and Chief Executive Officer since July 1, 2010. He has led TC Energy through a period of unprecedented growth, including the development of its Liquids Pipelines business, expansion of its power generation portfolio and the successful US$13 billion acquisition of Columbia Pipeline Group in July 2016.
Previously, Mr. Girling held the positions of Chief Operating Officer; President, Pipelines; Executive Vice-President, Corporate Development; Chief Financial Officer; and Executive Vice-President, Power. Prior to joining TC Energy in 1994, Mr. Girling held several marketing and management positions at Suncor Inc. (oil and gas), Northridge Petroleum Marketing (oil and gas) and Dome Petroleum (oil and gas).
Mr. Girling currently serves on the boards of Nutrien (global agricultural company), the American Petroleum Institute, the Business Council of Canada and the Business Council of Alberta. He is a member of the U.S. National Petroleum Council and the U.S. Business Roundtable. He is the former Chairman of the Interstate Natural Gas Association of America, former Chairman of the Natural Gas Council and former director of the Canadian Energy Pipeline Association. He has also served as Chairman and CEO of TC PipeLines GP, Inc. (general partner of TC PipeLines, LP), Chairman of TransCanada Power, L.P. and director of Bruce Power Inc. (energy infrastructure).
Mr. Girling co-chaired the 2012 United Way of Calgary Campaign and is a director of the Willow Park Charity Golf Classic. He was a 1998/1999 recipient of Canada’s Top 40 Under 40 Award for leadership excellence for Canadians under the age of 40. In 2008, he was the recipient of the Haskayne School of Business Management Alumni Excellence (MAX) Award. Mr. Girling holds a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

Not Independent
(President and Chief Executive Officer of TC Energy)
Skills and experience
•
Accounting/audit
•
Capital markets
•
Electric power
•
Energy, midstream & transportation
•
Strategy & leading growth
At-risk investment
$23,983,377
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
8/8 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	598,964,473 (99.83%)		1,035,542 (0.17%)
2018	556,280,425 (99.83%)		937,576 (0.17%)
2017	491,216,793 (99.77%)		1,125,652 (0.23%)
Other public company boards and date	Stock exchange		Board committees
Nutrien Ltd. (global agricultural company)(since May 2006)	TSX, NYSE		Audit Human Resources
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	322,574	284,568	Yes (for CEO)
DSUs	—	—
As President and CEO of TC Energy, Mr. Girling is not a member of any of our committees, but is invited to attend committee meetings as required.

TC Energy Management information circular 2020	15

Susan C. Jones AGE 50, CALGARY, AB, CANADA

Ms. Jones is a corporate director.
Ms. Jones retired from her Executive Leadership role at Nutrien at the end of 2019 after 15 years with the company. Ms. Jones’ most recent roles were the Executive Vice-President and CEO of the Potash Business Unit of Nutrien (largest global underground soft-rock miner) from June 2018 to September 2019, and the Executive Advisor to the CEO at Nutrien from October 2019 to December 2019. While at Nutrien, she held a variety of roles between September 2004 to December 2017, including Executive Vice-President and President of the Phosphate Business Unit; Chief Legal Officer; Business Development and Strategy; Managing Director of the European Distribution Business; and Vice-President of Wholesale Sales, Marketing and Logistics.
She served on the board of Gibson Energy Inc. (a mid-stream oil-focused infrastructure company) from December 2018 until February 2020. Ms. Jones also served on the board of Canpotex Limited (a Canadian exporter of potash) from June 2018 to December 2019, where she also served as Chair of the Board from June 2019 to December 2019.
Ms. Jones was named the Osler Purdy Crawford Deal Maker of the Year 2017 at the Canadian General Counsel Awards for her role in the merger of Agrium and Potash Corporation of Saskatchewan. She has served on the United Way and the Canadian Bar Association.
Ms. Jones holds a Bachelor of Arts Degree in Political Science and Hispanic Studies from the University of Victoria as well as a Bachelor of Laws Degree from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University.

Not Independent Skills and experience • Governance • Government & regulatory • Human resources & compensation • Operations/health, safety & environment • Strategy & leading growth At-risk investment $0

	Annual general meeting voting results	Votes in favour		Votes withheld
	2019	—		—
	2018	—		—
	2017	—		—
	Other public company boards and date	Stock exchange		Board committees
	—	—		—
	TC Energy securities held	2020	2019	Meets share ownership requirements
	Shares	—	—	If appointed, Ms. Jones will have until May 1, 2025 to meet the requirements.
	DSUs	—	—

As a non-independent director, Ms. Jones will not be eligible to serve on the Audit, Governance or Human Resources Committees of TC Energy. For more information, see Board Characteristics - Independence.

16	TC Energy Management information circular 2020

Randy Limbacher AGE 61, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2018

Mr. Limbacher is the Chief Executive Officer of Meridian Energy, LLC (oil and gas, exploration and production advisory firm) and the Executive Vice-President of Strategy of Alta Mesa Resources, Inc. (oil and gas, exploration and production). He also serves on the board of directors for CARBO Ceramics Inc.
Mr. Limbacher was the President and Chief Executive Officer of Samson Resources Corporation (oil and gas, exploration and production) from April 2013 to December 2015, and then served as Vice-Chairman until March 2017. He has also served as Chairman, President and Chief Executive Officer of Rosetta Resources, Inc. (oil and gas) from November 2007 to February 2013.
Prior to that, Mr. Limbacher held the position of Executive Vice-President, Western Hemisphere for ConocoPhillips Co. (oil and gas) from 2006 to 2007. He has also spent over 20 years with Burlington Resources, Inc. (oil and gas) where he served as Executive Vice-President and Chief Operating Officer from 2002 until it was acquired by ConocoPhillips Co. in 2006. He was elected to the Board of Burlington Resources in 2004.
Mr. Limbacher holds a Bachelor of Science degree from Louisiana State University. He is a general partner of R&C Hidden Springs Ranch Ltd. (farm management services) and is a member of the Society of Petroleum Engineers.

Independent
Skills and experience
•
CEO
•
Operations/health, safety & environment
•
Risk management
•
Strategy & leading growth
•
Upstream oil & gas
At-risk investment
$334,575
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
8/8 meetings
(100%)
•
Audit committee
5/5 meetings
(100%)
•
Health, Safety, Sustainability & Environment committee
4/4 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	598,109,048 (99.69%)		1,877,531 (0.31%)
2018	—		—
2017	—		—
Other public company boards and date	Stock exchange		Board committees
CARBO Ceramics Inc. (manufacturing) (since July 2007)	NYSE		Audit Compensation Nominating and Corporate Governance
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	—	—	Mr. Limbacher has until June 13, 2023 to meet the requirements.
DSUs	4,500	1,828

On September 11, 2019, Alta Mesa Resources (Alta Mesa) and six affiliated debtors each filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. Mr. Limbacher has been the Executive Vice-President of Strategy for Alta Mesa since September 2019, and was Interim President of Alta Mesa from January 2019 to September 2019.

Samson Resources (Samson) filed a plan of reorganization in Delaware Bankruptcy Court in September 2015.  Mr. Limbacher was the Chief Executive Officer of Samson from 2013 through 2015 and remained a director of Samson until it emerged from bankruptcy in March 2017.

TC Energy Management information circular 2020	17

John E. Lowe AGE 61, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2015

Mr. Lowe is the non-executive Chair of Apache Corporation’s (oil and gas) board of directors. He also currently serves on the board of directors for Phillips 66 Company and has been a Senior Executive Adviser at Tudor, Pickering, Holt & Co. LLC (energy investment and merchant banking) since September 2012.
Mr. Lowe has previously served as a director of Agrium Inc. (agricultural) from May 2010 to August 2015, DCP Midstream LLC (oil and gas, exploration and production) and its wholly-owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP, from October 2008 to April 2012 and Chevron Phillips Chemical Co. LLC (oil and gas refining) from October 2008 to January 2011. He also held various executive and management positions with ConocoPhillips Co. for more than 25 years, including Assistant to the Chief Executive Officer of ConocoPhillips Co., Executive Vice-President of Exploration & Production and Executive Vice-President of Commercial.
Mr. Lowe is on the Board of Advisors of the Kelce College of Business at Pittsburg State University. He has also previously served on the Texas Children’s Hospital West Campus Advisory Council and is a former director of the National Association of Manufacturers.
Mr. Lowe holds a Bachelor of Science degree in Finance and Accounting from Pittsburg State University in Pittsburg, Kansas and is a Certified Public Accountant (inactive).

Independent
Skills and experience
•
Accounting/audit
•
Capital markets
•
Energy, midstream & transportation
•
Mergers & acquisitions
•
Upstream oil & gas
At-risk investment
$2,826,415
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
8/8 meetings
(100%)
•
Audit committee (Chair)
5/5 meetings
(100%)
•
Health, Safety, Sustainability & Environment committee
4/4 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	596,309,489 (99.38%)		3,690,612 (0.62%)
2018	554,450,991 (99.50%)		2,767,011 (0.50%)
2017	491,289,678 (99.79%)		1,044,280 (0.21%)
Other public company boards and date	Stock exchange		Board committees
Apache Corporation (oil and gas) (since July 2013)	NYSE		Non-executive Chairman
Phillips 66 Company (oil and gas) (since May 2012)	NYSE		Public Policy (Chair) Audit
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	20,000	20,000	Yes
DSUs	18,015	14,752

18	TC Energy Management information circular 2020

David MacNaughton AGE 71, TORONTO, ON, CANADA

Mr. MacNaughton is the President of Palantir Canada, a subsidiary of Palantir Technologies, Inc. (data integration and analytics software) since September 2019.
Mr. MacNaughton has held various positions with both the federal and provincial levels of government, including serving as Canada’s Ambassador to the United States from March 2016 to August 2019. He also served as Principal Secretary to the Premier of Ontario from 2003 to 2005.
Previously, he was the Chairman of StrategyCorp (public affairs consulting) from June 2005 to March 2016. He was also the Chairman of Aereus Technologies Inc. (manufacturing) from 2014 to 2016. He has served on the boards of the North York General Hospital, the Stratford Festival, the National Ski Academy, TV Ontario, the Toronto French School and the Toronto International Film Festival.
Mr. MacNaughton holds a Bachelor of Arts Degree from the University of New Brunswick.

Independent Skills and experience • Capital markets • Governance • Government & regulatory • Mergers & acquisitions • Strategy & leading growth At-risk investment $0

	Annual general meeting voting results	Votes in favour		Votes withheld
	2019	—		—
	2018	—		—
	2017	—		—
	Other public company boards and date	Stock exchange		Board committees
	—	—		—
	TC Energy securities held	2020	2019	Meets share ownership requirements
	Shares	—	—	If appointed, Mr. MacNaughton will have until May 1, 2025 to meet the requirements.
	DSUs	—	—

TC Energy Management information circular 2020	19

Una Power AGE 55, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2019

Ms. Power is a corporate director and currently serves on the boards of The Bank of Nova Scotia and Teck Resources Limited (diversified mining company). She previously served as a director of Kinross Gold Corporation (gold producer) from April 2013 to May 2019.
Ms. Power was the Chief Financial Officer of Nexen Energy ULC (Nexen) from February 2013 to March 2016, a former publicly traded energy company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment.
Ms. Power holds a Bachelor of Commerce (Honours) degree from Memorial University and holds Chartered Professional Accountant, Chartered Accountant and Chartered Financial Analyst designations. She has completed executive development programs at Wharton Business School and INSEAD.

Independent
Skills and experience
•
Accounting/audit
•
Capital markets
•
Mergers & acquisitions
•
Operations/health, safety & environment
•
Upstream oil & gas
At-risk investment
$180,671
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
7/7 meetings
(100%)
•
Audit committee
4/4 meetings
(100%)
•
Health, Safety, Sustainability & Environment committee
2/2 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	598,076,424 (99.68%)		1,923,677 (0.32%)
2018	—		—
2017	—		—
Other public company boards and date	Stock exchange		Board committees
The Bank of Nova Scotia (chartered bank) (since April 2016)	TSX, NYSE		Audit and Conduct Review (Chair) Human Resources
Teck Resources Limited (diversified mining company) (since April 2017)	TSX, NYSE		Audit Compensation
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	—	—	Ms. Power has until May 3, 2024 to meet the requirements.
DSUs	2,430	—

20	TC Energy Management information circular 2020

Mary Pat Salomone AGE 59, NAPLES, FL, U.S.A. | DIRECTOR SINCE 2013

Ms. Salomone is a corporate director. She currently serves on the board of directors of Herc Rentals and Intertape Polymer Group. Ms. Salomone was the Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 30, 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007. Ms. Salomone served as a trustee of the Youngstown State University Foundation from 2013 through 2019.
Ms. Salomone previously served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland’s Manufacturing Advocacy & Growth Network.
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Independent
Skills and experience
•
Electric power
•
Governance
•
Human resources & compensation
•
Major projects
•
Operations/health, safety & environment
At-risk investment
$1,856,668
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
7/8 meetings
(88%)
•
Governance committee
4/4 meetings
(100%)
•
Health, Safety, Sustainability & Environment committee (Chair)
4/4 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	598,073,376 (99.68%)		1,926,945 (0.32%)
2018	555,059,177 (99.61%)		2,158,825 (0.39%)
2017	490,611,527 (99.65%)		1,730,918 (0.35%)
Other public company boards and date	Stock exchange		Board committees
Herc Rentals (rental equipment) (since July 2016)	NYSE		Compensation Nominating & Governance
Intertape Polymer Group (manufacturing) (since November 2015)	TSX		Audit Compensation
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	3,000	3,000	Yes
DSUs	21,972	18,537

TC Energy Management information circular 2020	21

Indira V. Samarasekera AGE 67, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2016

Dr. Samarasekera is currently a senior advisor for Bennett Jones LLP (law firm) and serves on the boards of The Bank of Nova Scotia, Magna International Inc. and Stelco Holdings Inc. She also currently serves on the selection panel for Canada’s outstanding chief executive officer of the year, is a member of the TriLateral Commission and is a Fellow of the Royal Society of Canada.
Dr. Samarasekera is internationally recognized as one of Canada’s leading metallurgical engineers for her groundbreaking work on steel process engineering and she was the first incumbent of the Dofasco Chair in Advanced Steel Processing at the University of British Columbia. From 2005 to 2015, she served as President of the University of Alberta. Prior to that, she was elected to the National Academy of Engineering in the U.S. She has also served as the chair of the Worldwide Universities Network and has served on several boards and committees including the Asia-Pacific Foundation, the Rideau Hall Foundation, the Prime Minister’s Advisory Committee for Renewal of the Public Service, a Presidential Visiting Committee at the Massachusetts Institute of Technology and Canada’s Science, Technology, Innovation Council.
Dr. Samarasekera has received honorary degrees from the Universities of Alberta, British Columbia, Toronto, Waterloo, Montréal, Western and Queen's in Canada, and Queen’s University in Belfast, Northern Ireland, U.K. She received the Peter Lougheed Leadership Award from the Public Policy Forum in Canada in 2012 and was awarded the Order of Canada in 2002. Dr. Samarasekera was also granted a PhD in metallurgical engineering from the University of British Columbia in 1980 and, as a Hays Fulbright Scholar, she earned a Master of Science from the University of California in 1976.

Independent
Skills and experience
•
CEO
•
Governance
•
Government & regulatory
•
Human resources & compensation
•
Strategy & leading growth
At-risk investment
$1,213,764
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
8/8 meetings
(100%)
•
Audit committee
5/5 meetings
(100%)
•
Human Resources committee
3/3 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	570,306,476 (95.05%)		29,693,868 (4.95%)
2018	555,355,807 (99.67%)		1,860,882 (0.33%)
2017	491,121,319 (99.75%)		1,218,760 (0.25%)
Other public company boards and date	Stock exchange		Board committees
The Bank of Nova Scotia (chartered bank) (since May 2008)	TSX, NYSE		Corporate Governance Human Resources
Magna International Inc. (manufacturing, automotive parts) (since May 2014)	TSX, NYSE		Corporate Governance and Nominating
Stelco Holdings Inc. (manufacturing) (since May 2018)	TSX		Environment, Health & Safety
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	—	—	Yes
DSUs	16,325	11,969

22	TC Energy Management information circular 2020

D. Michael G. Stewart AGE 68, CALGARY, AB, CANADA | DIRECTOR SINCE 2006

Mr. Stewart is a corporate director. He was a director of Pengrowth Energy Corporation (oil and gas, exploration and production) from December 2010 to January 2020, CES Energy Solutions Corp. (oilfield services) from January 2010 to June 2019, Northpoint Resources Ltd. (oil and gas, exploration and production) from July 2013 to February 2015, C&C Energia Ltd. (oil and gas) from May 2010 to December 2012, Orleans Energy Ltd. from October 2008 to December 2010, Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010, Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust from August 2004 to October 2006, Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.) from December 2003 to February 2006.
Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. from September 1993 to March 2002, including Executive Vice-President, Business Development.
He has been active in the Canadian energy industry for over 40 years, and is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).
Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen’s University.

Independent
Skills and experience
•
Energy, midstream & transportation
•
Major projects
•
Operations/health, safety & environment
•
Risk management
•
Upstream oil & gas
At-risk investment
$4,558,696
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
8/8 meetings
(100%)
•
Governance committee (Chair)
4/4 meetings
(100%)
•
Health, Safety, Sustainability & Environment Committee
2/2 meetings
(100%)
•
Human Resources
2/2 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	592,814,246 (98.80%)		7,186,075 (1.20%)
2018	556,082,270 (99.80%)		1,135,731 (0.20%)
2017	490,975,180 (99.72%)		1,358,778 (0.28%)
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	19,067	18,188	Yes
DSUs	42,247	38,522

TC Energy Management information circular 2020	23

Siim A. Vanaselja AGE 63, TORONTO, ON, CANADA | BOARD CHAIR | DIRECTOR SINCE 2014

Mr. Vanaselja is a corporate director. He is currently the Chair of the Board of TC Energy. He also serves on the board of directors of Great-West Lifeco Inc., Power Financial Corporation and RioCan Real Estate Investment Trust.
Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm KPMG Canada in Toronto.
Mr. Vanaselja previously served as a member of the Conference Board of Canada’s National Council of Financial Executives, the Corporate Executive Board’s working council for Chief Financial Officers and Moody’s Council of Chief Financial Officers. During the period of the 2008 global financial crisis, he was a member of the Minister of Finance’s Special Advisory Committee to address the continued functioning of financial and credit markets in Canada.
He is a member of the Institute of Corporate Directors and a fellow of the Chartered Professional Accountants of Ontario. He holds an Honours Bachelor of Business degree from the Schulich School of Business. His community involvement has included work with Big Brothers Big Sisters of Toronto, St. Mary’s Hospital, the Heart and Stroke Foundation of Québec and the annual Walk for Kids Help Phone.

Independent
Skills and experience
•
Accounting/audit
•
Capital markets
•
Mergers & acquisitions
•
Risk management
•
Strategy & leading growth
At-risk investment
$3,896,460

TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors (Chair)
8/8 meetings
(100%)
•
Governance committee
4/4 meetings
(100%)
•
Human Resources committee
3/3 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	530,911,086 (88.49%)		69,089,235 (11.51%)
2018	554,477,504 (99.51%)		2,740,498 (0.49%)
2017	460,603,007 (93.55%)		31,739,438 (6.45%)
Other public company boards and date	Stock exchange		Board committees
Great-West Lifeco Inc. (financial services) (since May 2014)	TSX		Audit Risk Investment Executive
Power Financial Corporation (financial services) (since May 2018)	TSX		Audit
RioCan Real Estate Investment Trust (real estate) (since May 2017)	TSX		Audit Human Resources
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	12,000	12,000	Yes
DSUs	40,407	31,108

24	TC Energy Management information circular 2020

Thierry Vandal AGE 59, MAMARONECK, NY, U.S.A | DIRECTOR SINCE 2017

Mr. Vandal is the President of Axium Infrastructure U.S., Inc. (independent infrastructure fund management firm) and currently serves on the board of directors for Axium Infrastructure Inc. (infrastructure fund management) and The Royal Bank of Canada. He also serves on the international advisory boards of École des Hautes Etudes Commerciales (HEC) Montréal and McGill University.
Mr. Vandal previously served as President and Chief Executive Officer for Hydro-Québec (electric utility) from 2005 to May 2015. He has also served as a director for HEC Montréal from 2006 to October 2017, director for Veresen Inc. (energy infrastructure) from 2015 to July 2017, Chairman of BioFuelNet Canada (biofuels industry) from 2013 to 2015, Chairman of the Conference Board of Canada from 2009 to 2010 and was a McGill University Governor from 2006 to 2017 as well as Chair of its Finance Committee from 2010 to 2017.
Mr. Vandal holds a Bachelor of Engineering degree from École Polytechnique de Montréal and a Master of Business Administration in finance from HEC Montréal. In 2012, he was named Canadian Energy Person of the Year by the Canadian Energy Council. He was also awarded an honorary doctorate by the Université de Montréal in 2007.

Independent
Skills and experience
•
CEO
•
Electric power
•
Energy, midstream & transportation
•
Government & regulatory
•
Major projects
At-risk investment
$944,617
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
8/8 meetings
(100%)
•
Audit committee
5/5 meetings
(100%)
•
Health, Safety, Sustainability & Environment committee
4/4 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	598,682,200 (99.78%)		1,317,939 (0.22%)
2018	556,161,094 (99.81%)		1,056,908 (0.19%)
2017	—		—
Other public company boards and date	Stock exchange		Board committees
The Royal Bank of Canada (chartered bank) (since August 2015)	TSX, NYSE		Audit Human Resources
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	269	269	Yes
DSUs	12,436	7,064

TC Energy Management information circular 2020	25

Steven W. Williams AGE 64, CALGARY, AB, CANADA | DIRECTOR SINCE 2019

Mr. Williams is a corporate director. Prior to his retirement from Suncor Energy Inc. (oil and gas, refining), he held the position of Chief Executive Officer (from November 2018 to May 2019) and prior to that, President and Chief Executive Officer and Director, since May 2012. He also serves on the board of directors of Alcoa Corporation (aluminum manufacturing) and is a former Board member of the Business Council of Canada.
Mr. Williams has also held the positions of President and Chief Operating Officer from December 2011 to April 2012, Chief Operating Officer from April 2007 to November 2011, Executive Vice-President, Oilsands from July 2003 to March 2007 and Executive Vice-President, Corporate Development and Chief Financial Officer from May 2002 to June 2003 with Suncor Energy Inc.
Mr. Williams has more than 40 years of international energy industry experience and is an active supporter of not-for-profit organizations. In 2005 he was appointed to the National Round Table on the Environment and the Economy by the Prime Minister of Canada. He has also been a member of the advisory board of Canada’s Ecofiscal Commission since its inception. In addition, he is one of 12 founding Chief Executive Officers of Canada’s Oil Sands Innovation Alliance and attended the 2015 United Nations Climate Change Conference in Paris, France as an official member of the Government of Canada delegation.
Mr. Williams holds a Bachelor of Science Degree (Honours) in chemical engineering from Exeter University and is a Fellow of the Institution of Chemical Engineers. He is also a graduate of the business economics program at Oxford University and the advanced management program at Harvard Business School.

Independent
Skills and experience
•
CEO
•
Major projects
•
Operations/health, safety & environment
•
Strategy & leading growth
•
Upstream oil & gas
At-risk investment
$398,813
TC Energy
Board/committees
2019 meeting attendance
•
Board of Directors
7/7 meetings
(100%)
•
Governance committee
2/2 meetings
(100%)
•
Human Resources committee
2/2 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2019	598,849,566 (99.81%)		1,150,778 (0.19%)
2018	—		—
2017	—		—
Other public company boards and date	Stock exchange		Board committees
Alcoa Corporation (aluminum) (since May 2016)	NYSE		Governance & Nomination Compensation & Benefits Executive Committee
TC Energy securities held	2020	2019	Meets share ownership requirements
Shares	3,000	3,000	Mr. Williams has until May 3, 2024 to meet the requirements.
DSUs	2,364	—

26	TC Energy Management information circular 2020

SERVING TOGETHER ON OTHER BOARDS
While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TC Energy's Board.
Currently, there is one board interlock, as Ms. Power and Dr. Samarasekera are both directors of The Bank of Nova Scotia. The Board has determined that this will not affect the ability of either Ms. Power or Dr. Samarasekera to exercise independent judgement.
We also place limits on the number of public company boards that our directors may serve on. See Governance - Serving on other boards.
MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows each directors’ 2019 attendance record, which averaged 95 per cent for all Board and committee meetings. The Board also held three strategic issues sessions and a strategic planning meeting over two days in 2019.

			Board committees
	Board of directors		Audit		Governance		Health, Safety, Sustainability & Environment		Human Resources		Overall attendance
	#	%	#	%	#	%	#	%	#	%	%
Kevin E. Benson	2/2	100	—	—	2/2	100	—	—	1/1	100	100
Stėphan Crėtier	7/8	88	4/5	80			3/4	75	—	—	80
Russell K. Girling	8/8	100	—	—	4/4	100	—	—	3/3	100	100
S. Barry Jackson	8/8	100	2/2	100	2/2	100	—	—	3/3	100	100
Randy Limbacher	8/8	100	5/5	100	—	—	4/4	100	—	—	100
John E. Lowe	8/8	100	5/5	100	—	—	4/4	100	—	—	100
Una Power	7/7	100	4/4	100	—	—	2/2	100	—	—	100
Paula Rosput Reynolds	1/2	50	—	—	1/2	50	—	—	1/1	100	60
Mary Pat Salomone	7/8	88	—	—	4/4	100	4/4	100	—	—	93
Indira Samarasekera	8/8	100	5/5	100	—	—	—	—	3/3	100	100
D. Michael G. Stewart	8/8	100	—	—	4/4	100	2/2	100	2/2	100	100
Siim A. Vanaselja	8/8	100	—	—	4/4	100	—	—	3/3	100	100
Thierry Vandal	8/8	100	5/5	100	—	—	4/4	100	—	—	100
Steven W. Williams	7/7	100	—	—	2/2	100	—	—	2/2	100	100
Notes

•	Mr. Girling is not a member of any committees, but is invited to attend committee meetings as required.

•	Mr. Jackson was a member of the Audit committee until May 3, 2019 when he became a member of the Governance committee.

•	Mr. Stewart was a member of the Health, Safety, Sustainability & Environment committee until May 3, 2019 when he became a member of the Human Resources committee.

•
On May 3, 2019, Ms. Power and Mr. Williams were elected as directors and were subsequently appointed as members of the Audit, Health, Safety, Sustainability & Environment committees and Governance and Human Resources committees, respectively.

•	Mr. Benson and Ms. Reynolds retired from the Board on May 3, 2019.

TC Energy Management information circular 2020	27

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.
This section discusses our approach to governance and describes our Board and how it works.
About our governance practices
Our Board and management are committed to the highest standards of ethical conduct and corporate governance.
TC Energy is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.
Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the Canada Business Corporations Act, TSX and Canadian Securities Administrators (CSA):
•
National Instrument 52-110, Audit Committees (NI 52-110)
•
National Policy 58-201, Corporate Governance Guidelines
•
National Instrument 58-101, Disclosure of Corporate Governance Practice (NI 58-101).

	WHERE TO FIND IT

>	About our governance practices	28
	Board characteristics	29
	Governance philosophy	34

	Role and responsibilities of the Board	36
	Orientation and education	45
	Board effectiveness and director assessment	47
	Engagement	52
	Communicating with the Board	53
	Shareholder proposals	53
	Advance notice bylaw	53
	Sustainability	54
	Board committees	55

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.
Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.tcenergy.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.
We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank).

28	TC Energy Management information circular 2020

BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:

•	an independent, non-executive Chair,

•	knowledgeable, diverse and experienced directors who ensure that we promote ethical behaviour throughout TC Energy,

•	qualified directors who can make a meaningful contribution to the Board, the development of our strategy and business, and oversight of our risk management processes,

•	significant share ownership requirements to align the directors’ interests with those of our shareholders,

•	annual assessments of Board, Chair, committee and director effectiveness, and

•	an effective board size.
In 2019, all directors except for our CEO were independent. Assuming all the director nominees are elected, 12 of 14, or 86 per cent of our directors will be independent.
Size and composition
TC Energy's articles state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 14 directors will be elected this year at the annual meeting. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.
We believe our Board must consist of qualified, diverse and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and energy sectors.

TC Energy Management information circular 2020	29

Board diversity
TC Energy has long been committed to promoting diversity on our Board. In 1999, we revised our Corporate governance guidelines to include a variety of diversity criteria for Board membership. Under these guidelines, when selecting new members for nomination to the Board, the Governance committee takes fully into account the desirability of maintaining a balanced diversity of backgrounds, skills and experience, and personal characteristics such as age, gender and the geographic residence of directors.
In addition to our Corporate governance guidelines, in February 2018, as a further commitment to promoting Board diversity, the Board adopted and endorsed a Board diversity policy, which relates to the identification and nomination of directors generally. The objective of the policy is to increase Board diversity by seeking qualified director nominees, while considering diversity criteria. The diversity criteria includes skills, expertise, industry experience and personal characteristics such as age, gender, ethnicity and other distinctions of potential director nominees.
More specifically, in seeking suitable director nominee candidates, the Governance committee will:

•	consider all aspects of diversity,

•	assess the skills and backgrounds collectively represented on the Board to ensure that they reflect the diverse nature of the business environment in which we operate,

•	consider candidates on merit against objective criteria having due regard to the benefits of diversity on the Board, and

•	at their discretion, engage qualified independent external advisors to identify and assess candidates that meet the Board’s skills and diversity criteria.
Pursuant to the Board diversity policy, the Board committed to an aspirational target for the Board to be comprised of at least 30 per cent women by the end of 2020.
In addition, each year, the Governance committee will:

•	assess the effectiveness of the Board diversity policy,

•	monitor and review our progress in achieving the aspirational target for gender diversity,

•	monitor the implementation of the Board diversity policy, and

•	report to the Board and recommend any revisions that may be necessary.
TC Energy does not have term limits for directors, but does have a retirement policy to encourage Board renewal, as discussed under Governance - Board Effectiveness and Director Assessment - Director tenure, on pages 50 and 51.

30	TC Energy Management information circular 2020

Women on the Board
Currently, three of 12, or 25 per cent of the Board is composed of women. After the annual meeting, if all the nominated directors are elected, four of 14, or approximately 29 per cent of the Board will be composed of women, which will substantially meet our aspirational target of 30 per cent women on the Board by the end of 2020. The Governance committee remains committed to the objectives of our Board diversity policy.

2018	2019	2020
Board composition / Men (10) / Women (3) Board composition / Men (9) / Women (3) Board composition / Men (10) / Women (4)

Women on the Board - Actual 2018 (23%), 2019 (25%), 2020 (29%). Goal - End of 2020 (30%)
Other Designated Groups on the Board
Currently, one of 12 or 8.3 per cent of the Board is composed of members of visible minorities. There are no persons with disabilities or Aboriginal peoples currently serving on the Board. After the annual meeting, if all the nominated directors are elected, one of 14, or 7 per cent of the Board will be composed of members of visible minorities, zero of 14, or zero per cent of the Board will be composed of Aboriginal peoples and zero of 14, or zero per cent of the Board will be composed of persons with disabilities.
Although we do not have specific targets regarding Board membership for each of the above noted groups, we believe that our Board diversity policy and Corporate governance guidelines, sufficiently encourage our Governance committee to consider the current number of Aboriginal peoples, members of visible minorities and persons with disabilities when selecting director candidates.

TC Energy Management information circular 2020	31

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors are independent in accordance with applicable Canadian legal requirements and guidelines, and consistent with the applicable independence criteria of the regulations of the SEC and rules of the NYSE.
The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. The Governance committee also reviews family relationships and associations with companies that have relationships with TC Energy when it reviews director independence.
The Board has determined that 12 of 14 or 86 per cent of the nominated directors are independent. Mr. Girling is not independent because of his role as President and CEO. Ms. Jones is not considered independent because she served as an executive officer of Nutrien until December 31, 2019 and Mr. Girling was appointed to Nutrien’s compensation committee in May 2019. As a result of this overlap, Ms. Jones will not be eligible to serve on the Audit committee, Governance committee or Human Resources committee of the Board until she is deemed independent. Pursuant to applicable securities laws, Ms. Jones will be deemed non-independent until the earlier of: (i) such time as the overlap no longer exists; and (ii) December 31, 2022. The Governance committee has determined that Ms. Jones’ skills and experience would complement the Board’s current structure and provide significant value, despite her being deemed non-independent.
Other than as described above, none of the directors have a direct or indirect material relationship with TC Energy that could reasonably be expected to interfere with the exercise of his or her independent judgment.
Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Vanaselja has served as the independent non-executive Chair since May 5, 2017.
Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.

32	TC Energy Management information circular 2020

Serving on other boards
To ensure we do not have overboarding or interlocking relationships that would conflict with a director’s independence or interfere with fulfilling their Board duties and responsibilities, we have the following policy:

•	outside directors may not serve on more than four public company boards in total,

•	the CEO may not serve on more than two public company boards in total (including TC Energy), and

•	Audit committee members may not serve on more than three audit committees in total.
Currently, all of our directors meet our overboarding policy requirements.
We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TC Energy director or Board performance overall.
The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TC Energy’s pipeline systems in Canada and the U.S. are subject to regulation and, accordingly, we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest and Related Party Transactions, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance.
See the director profiles starting on page 13 for the other public company boards each nominated director serves on.
Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2019, the independent directors met separately before and at the end of every regularly scheduled Board meeting.
Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

TC Energy Management information circular 2020	33

GOVERNANCE PHILOSOPHY
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.
The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.
Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
The Code applies to all employees, officers and directors as well as contract workers of TC Energy and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code.
Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.
Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.
The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The Audit committee oversees the procedures for receiving and reviewing complaints and determining a course of action. It also oversees the operation of the ethics help-line as part of its responsibilities.
Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate committee. There were no such waivers or material departures from the Code in 2019.
The Code is posted on our website (www.tcenergy.com).
Conflicts of interest and related party transactions
The Code covers potential conflicts of interest and requires that all employees, officers, directors and contract workers of TC Energy avoid situations that may result in a potential conflict. In the event an employee, officer, director or contract worker finds themselves in a potential conflict situation, the Code stipulates that:

•	the conflict should be reported, and

•	the person should refrain from participation from any decision or action where there is a real or perceived conflict.
The Code also notes that employees and officers of TC Energy may not engage in outside business activities that are in conflict with or detrimental to the interests of TC Energy. The CEO and the executive leadership team must receive Governance committee consent for all outside business activities.
Under the Code, directors must also declare any material interest that he or she may have in a material contract or transaction and recuse himself or herself from related deliberations and approvals.
In addition to the Code, the directors and corporate officers of TC Energy are required to complete annual questionnaires disclosing any related party transactions. These questionnaires assist TC Energy in identifying and monitoring possible related party transactions.
There were no material conflicts of interests or related party transactions reported by the Board, CEO or the executive leadership team in 2019.

34	TC Energy Management information circular 2020

Serving on other boards
The Board considers whether directors serving on the boards of, or acting as officers or in another similar capacity, for other entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director’s ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at a meeting, the director is not present during the discussion and does not vote on the matter.
Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents must receive the consent of the Governance committee. All other employees must receive the consent of the Corporate Secretary or her delegate.
Affiliates
The Board oversees relationships between TC Energy and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.
Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews, approves and monitors adherence to our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also has a pre-approval policy with respect to permitted non-audit services.
In 2015, the Audit committee oversaw a request for proposal process for our external auditor, and conducted a detailed assessment of several different firms. Based on the results of this process, the Audit committee and Board recommended that KPMG continue as TC Energy's independent auditors.
Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter, starting on page 35 of the AIF. The 2019 AIF is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than five per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority of "for" votes cast by ballot with respect to his or her election, the director must resign from the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee meeting at which said resignation is considered. The Board will accept the resignation if there are no exceptional circumstances. The resignation will be effective if and when it is accepted by the Board. We expect the Board to announce its decision to either accept or reject the director’s resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.
This policy does not apply if there is a proxy contest over the election of directors.
Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position.
As of February 27, 2020, all of our directors are in compliance with our director share ownership policy.
See Aligning the interests of directors and shareholders on page 68 and Aligning the interests of executives and shareholders on page 84 for more information.

TC Energy Management information circular 2020	35

ROLE AND RESPONSIBILITIES OF THE BOARD
The Board’s primary responsibilities are to foster TC Energy’s long-term success and sustainability, oversee our business affairs and management, and to act honestly, in good faith and in the best interests of TC Energy.
The Board’s main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.
The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.
The Chair of the Board is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair’s role includes coordinating the affairs of the Board, working with management (primarily the CEO), and ensuring effective relations with Board members, shareholders, other stakeholders and the public.
Charters and position descriptions
The Board and each committee have adopted a charter that outlines its principal responsibilities.
The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.
The Board charter describes the:

•	composition and organization of the Board,

•	duties and responsibilities for managing the affairs of the Board, and

•	oversight responsibilities for:

•	management and human resources,

•	strategy and planning,

•	financial and corporate issues,

•	business and risk management, including compensation risk,

•	policies and procedures,

•	compliance reporting and corporate communications, and

•	general legal obligations, including its ability to use independent advisors as necessary.
The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.
See Schedule A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.tcenergy.com).

36	TC Energy Management information circular 2020

Strategic planning
The Board provides oversight and direction in the strategic planning process to ensure we have a robust strategy that supports our vision of being North America’s leading energy infrastructure company and purpose of safely and reliably delivering the energy people need, every day. To achieve this, we have a five-year strategic plan which we update and extend annually and hold strategic issues sessions with the Board throughout the year to consider specific and emerging issues. The Governance committee has accountability for overseeing the strategy development process and works with management to identify and discuss emerging issues, elevating topics for discussion with the entire Board as necessary. Guidance is also provided relative to the annual strategy cycle.
We update our five-year strategic plan annually during a two-day strategic planning session in which the Board reviews, discusses and approves the revised and extended strategic plan. As part of this, management includes an assessment of energy fundamentals, the competitive environment and the stakeholder landscape to identify opportunities and threats to our business strategy. We also test our strategy against a range of energy supply and demand futures to establish our resilience. This session informs our annual strategic priorities and performance measures.
Throughout the year, the Board monitors management’s progress toward achieving strategic goals. At each regularly scheduled Board meeting, management provides updates on the human, technological and capital resources required to implement our strategy and relevant regulatory, environmental, social and governance (ESG) issues that may impact our strategy.
See Meeting attendance on page 27 for more information about the meetings held in 2019 and Orientation and education on pages 45 and 46 for more information about the strategic issues and planning sessions attended by Board members in 2019.

Board oversees our overall strategy / Governance committee oversees strategic process / Management revises and extends the five-year strategic plan annually, reflecting changes to our business / Management establishes annual strategic priorities and five-year objectives / Management implements the strategic plan / The Board reviews management's progress at regular Board meetings / Strategic issues sessions are conducted on key topics / Management incorporates Board feedback into the annual strategic plan update

TC Energy Management information circular 2020	37

Risk oversight and enterprise risk management
In early 2018, management commenced a comprehensive review of TC Energy's risk management process as part of our commitment to continuous improvement, to reflect the 2016 acquisition of Columbia Pipeline Group (Columbia) and organizational changes.
Upon management's completion of the review with the Governance committee and the Board, a new Enterprise risk management (ERM) program and framework was approved by the Board in late 2018, including:

•	an enterprise risk heat map,

•	an updated and recategorized enterprise risk register,

•	a board risk report, providing a prioritized list of enterprise risks, an assessment of those risks,

•	current mitigation activities, along with management and Board accountabilities for each risk, and

•	the appointment of a Chief Risk Officer.
These revisions to our risk program align with best practices in risk oversight and management. The purpose of the ERM program is to address risks to, or yielding from, the execution of our strategy, as well as enabling practices that allow us to identify and monitor emerging risks. Specifically, the ERM program provides a framework and an end-to-end process for risk identification, analysis, evaluation and mitigation, and the ongoing monitoring and reporting to the Board, CEO and executive vice-presidents.
The ERM program aims to establish a risk culture with clear roles and understanding of how individual decisions could impact our ability to achieve our strategic objectives, a common language to determine and assess risks, a framework to organize risk management activities and reinforce risk culture, and to provide clearly defined accountability and ownership of risks.
Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.
A key enterprise risk is generally defined as an exposure that has the potential to materially impact TC Energy’s ability to meet or support its business, operational or strategic objectives.
TC Energy maintains an enterprise risk register which identifies risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, emerging risk information is solicited from our senior executives and presented to the Governance committee and the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TC Energy’s risk parameters and risk tolerance.

38	TC Energy Management information circular 2020

The enterprise risk register establishes clear accountabilities of the Board, committees and executives responsible for specific oversight of each risk.
Our risks are categorized according to these main areas:

Enterprise wide	Business unit
• reputation and relationships • access to capital at competitive cost • capital allocation strategy • cyber security • political and regulatory • strategy and development	• business opportunity • commercial risk • commodity and basin supply • physical operations • project execution and capital costs
The Governance committee oversees our risk management process. The Board reviews emerging risks with management at each meeting to ensure that we have management programs in place to mitigate those risks. The Governance committee reviews the enterprise risk register with management annually to ensure there is proper Board and committee oversight according to the terms of their charters. The committee also recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.
In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions on the associated risks. The risk discussion associated with each project forms a part of the Board’s determination of whether to approve projects or pursue opportunities.
Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.
Our AIF and Annual report include more information about the risks applicable to TC Energy. The 2019 AIF and the 2019 Annual report are available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).

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Committee responsibilities
The various Board committees are also involved in risk oversight in their respective areas to ensure a robust risk management process with appropriate expertise, attention and diligence given to each key business risk. The chart below includes the risk focus area of each committee, and information on each risk focus area. The committees receive updates regularly from management on their risk focus areas, and update the Board on their risk oversight activities regularly. In addition to its specific focus area, each committee maintains an overall awareness of risk management for TC Energy, and includes other issues in its reports to the Board as appropriate.

Committee	Risk focus	Description
Audit	Financial risk
Oversees management’s role in monitoring compliance with financial risk management policies and procedures and reviewing the adequacy of our financial risk management.
Ensures that:
•
our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance, and
•
risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.
Oversees cyber security and its related risks to TC Energy.

Governance	Risk management process and management allocation of risks
Oversees the ERM framework and process and meets with management annually to ensure there is proper Board and committee oversight according to the terms of their charters.
Recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

Health, Safety, Sustainability & Environment	Operational risk, people and process safety, sustainability, security and environmental risk
Monitors compliance with our health, safety and environment (HSE) corporate policies through regular reporting from management, within the framework of our integrated HSE management system that is used to capture, organize and document our related policies, programs and procedures. See the next page for more details.
Monitors risk management for risks related to health, safety, sustainability and environment, including climate change-related risks.

Human Resources	Human resources and compensation risk
Oversees the compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks and to ensure our compensation policies are not reasonably likely to have a material adverse effect on TC Energy.
See Compensation governance starting on page 60 for more information about how we manage our compensation risk.

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HSSE risk management system
The Health, Safety, Sustainability and Environment (HSSE) committee of TC Energy’s Board oversees operational risk, people and process safety, security of personnel, environmental and climate change related risks, and monitors development and implementation of systems, programs and policies relating to HSSE matters through regular reporting from management. We use an integrated management system that establishes a framework for managing these risks and is used to capture, organize, document, monitor and improve our related policies, programs and procedures.
Our management system, TOMS, is modeled after international standards, including the International Organization for Standardization (ISO) standard for environmental management systems, ISO 14001, and the Occupational Health and Safety Assessment Series for occupational health and safety. TOMS conforms to applicable industry standards and complies with applicable regulatory requirements. It covers our projects and operations and follows a continuous improvement cycle organized into four key areas:

•	Plan: risk and regulatory assessment, objective and target setting, defining roles and responsibilities

•	Do: development and implementation of programs, procedures and standards to manage operational risk

•	Check: incident reporting, investigation and performance monitoring

•	Act: assurance activities and review of performance by management.
The committee reviews HSSE performance and operational risk management. It receives detailed reports on:

•	overall HSSE corporate governance,

•	operational performance and preventive maintenance metrics,

•	asset integrity programs,

•	emergency preparedness, incident response and evaluation,

•	people and process safety performance metrics,

•	our Environment Program,

•	developments in and compliance with applicable legislation and regulations, including those related to the environment,

•	prevention, mitigation and management of risks related to HSSE matters, including climate-change related risks which may adversely impact TC Energy,

•	sustainability matters, including social, environmental and climate-change related risks and opportunities,

•	our Health and Industrial Hygiene Program, and

•	management's approach to voluntary public disclosure on HSSE matters.
The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits. The committee also receives regular updates on sustainability issues and trends.
Generally, each year the committee or the committee Chair tours one of our existing assets or projects under development as part of its responsibility to monitor and review our HSSE practices. All Board members are invited to attend our site tours.
The safety of our employees, contractors and the public, as well as the integrity of our pipeline and power and storage infrastructure, is a top priority.

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Succession planning
The Board is responsible for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate’s performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role, and assessment of developmental opportunities to increase senior executive bench strength.
The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the current executive's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets formally with each executive at least twice a year, and more frequently as necessary, to discuss progress on his or her development plan.
The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.
Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Board Chair and committee Chairs also connect with the CEO and relevant executive vice-president as needed.
The Board encourages the CEO and executive vice-presidents to include key managers in Board and committee meetings so they can share their expertise on specific matters. This approach gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

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Management diversity
Our inclusion and diversity vision
At TC Energy, we believe that having a diverse and inclusive workplace makes us more innovative, helps us develop better solutions and keeps us competitive.
Our vision is to ensure that the diversity of our workforce is reflective of the communities in which we live and work. We also endeavor to build an inclusive workplace so that all employees have the opportunity to flourish and realize their potential.
To achieve this vision we have:

•	an integrated approach which includes Board and executive oversight,

•	specific measurable diversity goals,

•	development initiatives for employees,

•	annual training,

•	external benchmarking,

•	an executive sponsored Inclusion and Diversity Council and Chief Diversity Officer,

•	corporate policies to support consistent standards across our company,

•	talent acquisition approaches targeting specific diverse talent pools, and

•	other related initiatives with local community partners and suppliers to support attraction of diverse talent today and into the future.
Rather than specifically considering the level of representation or setting specific goals of designated groups when appointing members of our executive leadership team (which includes our CEO, COO, seven executive vice-presidents and one senior vice-president) and our Senior Management Team (which includes the Chair of our Board and our executive leadership team), we have established diversity goals and processes that encompass all levels of leadership (which includes managers and above) as we believe broader diversity goals will have a more impactful positive result for our overall diversity vision.
Our strategy
Our executive leadership team annually evaluates progress against specific talent objectives including diversity goals. Priorities and actions are established and executed throughout the year. The Board reviews the outcomes of our talent management process annually as part of their diligence in assessing whether the corporation has the right leaders with the capability to develop and execute the corporate strategy. As part of this evaluation, the Board is provided with detailed demographic analysis of our workforce and our annual talent development priorities which includes diversity and inclusion actions.
Our goals
The executive leadership team has established specific diversity goals related to the percentage of women and members of visible minorities to be represented in all levels of leadership, including Senior Management. These goals are based on the diversity of our broader workforce.
By 2022, our objectives are for:

•	women to hold 40 per cent of all leadership positions in our corporate locations of Calgary, Houston, Charleston and Mexico City. This goal was previously set at 28 per cent and has been exceeded, and

•	members of visible minorities to hold 17 per cent of all leadership positions in our corporate locations of Calgary, Houston and Charleston.
We have not established specific goals for Aboriginal peoples or persons with disabilities at this time as we believe our integrated approach to achieving our diversity vision sufficiently encourages consideration of these groups. We also support advancement and employment of Aboriginal peoples through our contractor services and procurement processes.

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Our outcomes
Results have shown that by focusing our efforts, we can achieve demonstrable results. Since 2013, we have had increasing representation of women on the executive leadership team and in senior vice-president and vice-president positions.

Women in Executive Leadership, SVP & VP Roles - Actual 2013 (9%), 2014 (15%), 2015 (16%) 2016 (19%), 2017 (22%), 2018 (26%), 2019 (34%). Target - 2022 (40%).
Twenty seven percent, or three out of 11, of our Senior Management team are women. When we exclude the Chair of the Board, 30 per cent, or three of ten, of our executive leadership team are women.
Members of visible minorities hold 12 per cent of leadership positions within the Canadian and U.S. workforce. Currently zero out of 11, or zero per cent of the Senior Management team identify as members of visible minorities.
Persons with disabilities hold three per cent of all leadership positions in our Canadian and U.S. workforce. Currently zero out of 11, or zero per cent of the Senior Management identify as persons with disabilities.
Aboriginal peoples hold two per cent of Leadership Positions within the Canadian workforce. Currently zero out of 11 members, or zero per cent of members in Senior Management identify as Aboriginal peoples.
Data requirements for the designated groups vary in the geographic areas in which TC Energy operates, as per the prescribed definitions and governing laws of such jurisdictions. Self-disclosure is voluntary for members of visible minorities, persons with disabilities and Aboriginal peoples and as a result, representation may be under-reported.

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ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues and historical and financial information about TC Energy. They also have an opportunity to visit and tour our facilities and project sites and meet with the CEO, executive vice-presidents and other directors.
We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with the CEO and each executive vice-president for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.
Directors receive a reference manual with:

•	details about their duties and obligations as a member of the Board,

•	information about our business and operations,

•	copies of the Board and committee charters,

•	copies of recent public disclosure filings,

•	documents from recent Board meetings, and

•	a copy of the current year's strategic plan.
The Governance committee reviews the orientation program and reference manual every year so they continue to meet our needs and those of new directors.
The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors. Our 2019 education program included two in-depth focus sessions covering the topics of North American natural gas and North American power market outlooks which help to provide context for strategy discussions.
Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.
We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

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2019 Director education program

Date	Topic	Presented/hosted by	Attended by
January 17	Compensation Trends & 2019 Proxy Hot Buttons	National Association of Corporate Directors	Mary Pat Salomone
April 11	Focus session - North American Natural Gas	IHS Markit	All directors
May 2	Strategic issues session - Natural Gas Strategic Discussion	CEO and executive vice-presidents	All directors
May 14	Focus session - North American Power Market Outlook	IHS Markit	All directors
June 6	ICD National Conference	Institute of Corporate Directors	D. Michael G. Stewart
June 12	Strategic issues sessions -		All directors
	• Indigenous relations/governance	• Patrick Keys, Tracy Robinson and Ellis Ross, Member of the B.C. Legislative Assembly
	• Blue Sky session	• François Poirier
	• Navigating industry disruptors	• Jonathan Gitlin, COO, RioCan
July 31	Strategic issues session - Power & storage strategy overview	François Poirier and Sean Brett	All directors
October 8	Site visit - Bruce Power, Kincardine, ON	CEO and executives of Bruce Power	Mary Pat Salomone Randy Limbacher John Lowe Una Power
October 28	Evolution of the CEO & Board Relationship	Calgary Chapter, Institute of Corporate Directors	D. Michael G. Stewart
October 29-31	Strategic issues sessions -		All directors
	• Innovation in U.S. energy systems	• Hon. Paul Dabbar, U.S. Under Secretary for Science
	• Social and policy drivers for energy transitions	• Jan Stuart, Global Chief Energy Economist, Cornerstone Macro
December 10	Compensation Trends and Changes - 2019 Market Analysis of Board of Directors' Compensation	Meridian Compensation Partners	CEO and Governance Committee

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BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an assessment of the performance of the Board, the Chair, committees and individual directors annually and reports the results to the Board.
The assessment process involves both the Chair of the Board and Chair of the Governance committee meeting separately with each director individually for the individual director assessment. The individual director assessment also includes a discussion of expectations for directors serving on our Board, and providing specific feedback to each director on their performance as a member of the Board.
Interviews include questions about effectiveness, communication and personal and individual peer performance and solicit input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.
The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

In 2019, the assessment process showed that the Chair of the Board, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.
Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 13, in the Audit committee report on page 56 and in the AIF which is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).

Assessment / Committee analysis and discussion / Board discussion and report
Chair of Board and Chair of Governance committee interviews each director - Results reported to Governance committee for discussion - Chair of Governance committee reports to Board
Chair of Governance committee interviews each director about Chair of Board
Committee self-assessment - Committee discussion - Chair of each committee reports to Board
Chair of Board interviews CEO and each executive vice-president about Board - Chair of Board reports to Board

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Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities.
The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates and canvasses the entire Board for potential nominees. From time to time, the committee uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.
The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background, geographic residence and other distinctions when looking at diversity. While candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings, the Board also specifically considers diversity factors. Board diversity is discussed under the section Governance - Board Characteristics - Board Diversity.
Candidates who are being nominated for the first time must have experience in industries similar to ours or experience in general business management or with corporations or organizations that are similar in size and scope. Candidates must also be willing to serve on the Board and able to devote the necessary time to fulfill their duties and responsibilities.
The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

The committee ensures that the Board seeks expertise in the following key areas:
• Accounting/audit • Capital markets • CEO • Electric power • Energy, midstream & transportation • Governance • Government & regulatory	• Human resources & compensation • Major projects • Mergers & acquisitions • Operations/health, safety & environment • Risk management • Strategy & leading growth • Upstream oil & gas
Skills analysis
While all of our directors possess an extensive list of skills and experience, the Governance committee has determined that focusing on each director's top five key expertise areas is a more effective way to assess director candidates and to ensure that our Board has a deep knowledge base available in each key expertise area.
Accordingly, the image on the next page shows only the top five key expertise areas of each of the current directors and our director nominees. All of the directors and director nominees have been assessed by an independent third party recruitment specialist to determine their top five key expertise areas. The Governance committee considers these factors and others when discussing Board renewal.

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Skills analysis / Area of expertise / Legend / Director with expertise / Director with expertise + retiring within three years / Director nominees with expertise
Accounting/audit / Russell K. Girling / John E. Lowe / Una Power / Siim A. Vanaselja
Capital Markets / Michael R. Culbert / Russell K. Girling / John E. Lowe / David MacNaughton / Una Power / Siim A. Vanaselja
CEO / Stéphan Crétier / Michael R. Culbert / S. Barry Jackson / Randy Limbacher / Indira Samarasekera / Thierry Vandal / Steven W. Williams
Electric Power / Russell K. Girling / Mary Pat Salomone / Thierry Vandal
Energy, midstream & transportation / Russell K. Girling / John E. Lowe / D. Michael G. Stewart / Thierry Vandal
Governance / Susan C. Jones / David MacNaughton / Mary Pat Salomone / Indira Samarasekera
Government & regulatory / Susan C. Jones / David MacNaughton / Indira Samarasekera / Thierry Vandal
Human resources & compensation / S. Barry Jackson / Susan C. Jones / Mary Pat Salomone / Indira Samarasekera
Major projects / Mary Pat Salomone / D. Michael G. Stewart / Thierry Vandal / Steven W. Williams
Mergers & acquisitions / Stéphan Crétier / Michael R. Culbert / John E. Lowe / David MacNaughton / Una Power / Siim A. Vanaselja
Operations/health, safety & environment / Stéphan Crétier / S. Barry Jackson / Susan C. Jones / Randy Limbacher / Una Power / Mary Pat Salomone / D. Michael G. Stewart / Steven W. Williams
Risk management / Stéphan Crétier / Randy Limbacher / D. Michael G. Stewart / Siim A. Vanaselja
Strategy & leading growth / Stéphan Crétier / Michael R. Culbert / Russell K. Girling / S. Barry Jackson / Susan C. Jones / Randy Limbacher / David MacNaughton / Indira Samarasekera / Siim A. Vanaselja / Steven W. Williams
Upstream oil & gas / Michael R. Culbert / S. Barry Jackson / Randy Limbacher / John E. Lowe / Una Power / D. Michael G. Stewart / Steven W. Williams

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Expected retirement years
This table provides the expected retirement year for each of the current non-executive directors.

Year director(s) expected to retire
2020	S. Barry Jackson	2030	John E. Lowe
2021	D. Michael G. Stewart	2031	Randy Limbacher
2025	Indira Samarasekera	2032	Stéphan Crétier, Thierry Vandal
2028	Mary Pat Salomone	2034	Una Power
2029	Siim A. Vanaselja, Steven W. Williams
Director tenure
In late 2019, the Governance committee reviewed best practices and conducted a peer review on director tenure and term limits. As a result of this review, in February 2020, the Governance committee set a director term limit of 15 years of service and increased the retirement age to 73. These changes to director retirement age and term limits were made in order to facilitate future Board succession planning and encourage Board renewal into the future.
Under our revised policy, once a director turns 73 or has served more than 15 years on the Board, whichever comes first, he or she will not stand for re-election at the next annual meeting. The Board, upon recommendation of the Governance committee, may apply discretion to permit a director or director nominee to stand for election outside of the terms of our retirement age or term limit if it is in the best interests of the company.
The Governance committee continues to review factors like changes in principal occupation, consistently poor attendance, poor performance, board interlocks and other relevant circumstances that may trigger the resignation or retirement of a director.
There has been substantial Board refreshment over the past five years, with at least one new director joining the Board every year between 2013 to 2019. The graphs on the next page show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected.

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The lines below the tenure charts depict the shortest and longest tenured directors, and the average tenure of the directors.

Tenure (Current composition) / 0-5 years 66% / 6-10 years 17% / 11+ years 17%
<1 year / average 5 years / 17 years / Tenure (Post-meeting composition) / 0-5 years 79% / 6-10 years 14% / 11+ years 7% / <1 year / average 4 years / 14 years

The lines below the age charts depict the age range of the directors and the average age of the directors.

Director Age (Current composition) / Age 50-54 0% / Age 55-59 42% / Age 60-64 33% / Age 65+ 25% / age 50 / average age 61 / age 75 / Director Age (Post-meeting composition) / Age 50-54 7% / Age 55-59 29% / Age 60-64 43% / Age 65+ 21% / age 50 / average age 61 / age 75

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ENGAGEMENT
We believe it is important to engage with our stakeholders.
Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.
TC Energy also has comprehensive programs, policies and guidelines with executive oversight to regularly engage with our shareholders and other stakeholders, including landowners, Indigenous and community groups, employees and shareholders. TC Energy participates in an open and transparent political process and supports public policies that promote the safe and environmentally responsible development of North American energy infrastructure.
Some of the ways we engage our stakeholders include:

•	Our annual meeting offers shareholders the opportunity to receive an update on our business and interact with the Board, CEO, executive vice-presidents and senior management.

•	We issue press releases to announce material company developments and to report our quarterly financial results.

•	Our CEO and executive vice-presidents host teleconferences to discuss our quarterly financial and operating results, as well as significant company developments.

•	Our CEO and executive vice-presidents also host an annual investor day to discuss the company’s strategy, recent developments and the longer-term outlook for the business.

•	Our teleconferences and investor day are webcast and available to analysts, shareholders, media and the general public on our website.

•
Our CEO, executive vice-presidents and senior management speak at investor and industry conferences and meet in person or by phone with investors one-on-one as part of our regular shareholder engagement.

•
Our investor relations department is also available for meetings and calls to address shareholder questions and concerns, including those related to Environmental, Social and Governance (ESG) issues, and to provide public information on TC Energy in a timely and responsive manner.

Press releases, corporate information, frequently asked questions and details of past and upcoming investor events and presentations can be found online at www.tcenergy.com.
Investor relations welcomes opportunities to engage with our shareholders, potential investors and other stakeholders. You may contact our investor relations department directly by phone, email, or regular mail at:
Investor Relations
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
investor_relations@tcenergy.com
1.800.361.6522

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COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.
Shareholders, employees and others can contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
The Board, including committee Chairs, will also be available at the annual meeting to receive questions from shareholders.
SHAREHOLDER PROPOSALS
Under Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date.
Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on Monday, November 30, 2020 to be considered for the circular for our 2021 annual meeting of common shareholders.
ADVANCE NOTICE BYLAW
Shareholders who wish to nominate a director for the 2020 annual meeting of common shareholders, other than by a shareholder proposal, must:

•	notify the Corporate Secretary in writing, and

•	provide the information required in our By-law Number 1, which can be found on our website (www.tcenergy.com) or on SEDAR (www.sedar.com).
Any notices of director nominees must be received by our Corporate Secretary before 5:00 p.m. MDT on Friday, March 20, 2020 to be considered valid and for an individual to be included in our list of director nominees for our 2020 annual meeting of common shareholders.   It should be noted that the ordinary deadline in respect of any such notice as outlined in our advance notice by-law would be March 22, 2020, but this day is not a business day.  As a result, our by-law provides that any notice of director nominees must be received by our Corporate Secretary on the last business day prior to such day (being on or before 5:00 p.m. MDT on Friday, March 20, 2020).
The chart below explains when advance notice of director nominations is required for annual meetings and special meetings:

Type of meeting	Announcement timing	Advance notice deadline
Annual meeting (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting
	Public announcement 50 days or less before meeting	Not less than 10 days following the first public announcement of the meeting
Special meeting to elect directors (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting
	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

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SUSTAINABILITY
TC Energy has taken important steps to further embed sustainability into the governance, risk management and day-to day operations of the organization, including the following key improvements:
Health, Safety, Sustainability and Environment Committee
In late 2018, the Health, Safety and Environment committee was renamed the Health, Safety, Sustainability and Environment (HSSE) committee, to reflect Board oversight of climate change-related risk and environmental and social issues, as well as to demonstrate TC Energy's commitment to sustainability.
The Board also reviewed management's internal sustainability governance framework, including the role of a Chief Sustainability Officer, development of a management-level HSSE Committee and the approach to reporting on climate change-related risks and opportunities.
In addition to its existing activities, the Health, Safety, Sustainability and Environment committee also:

•	reviews reports on climate change-related laws and regulations and their potential impact on TC Energy,

•	reviews reports on climate-related risks and opportunities (physical, technological, regulatory and social),

•	receives information on stakeholder engagement on sustainability issues,

•	oversees management's approach to voluntary reporting on sustainability matters, and

•	reports and updates on initiatives with operations, research and development, and projects that support sustainability.
Appointment of a Chief Sustainability Officer
Effective May 1, 2019, TC Energy appointed Patrick M. Keys as our first Chief Sustainability Officer (CSO), in addition to his role as Executive Vice-President, Stakeholder Relations and General Counsel.
The CSO is responsible for directing the coordination, communication and management of sustainability-related issues for TC Energy, particularly the intersection of risk, governance, environmental and social issues. The CSO reports to the HSSE committee of the Board on sustainability matters, as well as to the CEO and executive leadership team. The CSO role formalizes our commitment to sustainability by establishing a coordination role at the highest level of the organization.
Report on Sustainability and Climate Change
In May 2019, TC Energy released our Report on Sustainability and Climate Change, where we describe our approach in the context of climate change to ensure the resilience of our business model during the transition towards a lower carbon economy. As part of this report, TC Energy considered the recommendations from the Task Force on Climate Related Financial Disclosures (TCFD) to identify climate-related risks and opportunities to TC Energy's operations and conducted a robust scenario analysis analyzing the resilience of our portfolio under three long term energy scenarios and a fourth alternative case. Management refreshed its scenario analysis in late 2019 and reported its findings to the Board at its annual strategy planning session.
For more information on TC Energy's work on sustainability and matters related to climate change, the full Report on Sustainability and Climate Change is available on our website at tcenergy.com.

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BOARD COMMITTEES
The Board has four standing committees:

•	Audit committee,

•	Governance committee,

•	Health, Safety, Sustainability and Environment committee, and

•	Human Resources committee.
Each of the committees is comprised entirely of independent directors.
The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety, Sustainability and Environment committee, which must have a majority of independent directors. Currently, all members of the Health, Safety, Sustainability and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.
Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.tcenergy.com).
The Audit and the Governance committees hold simultaneous meetings, as do the Human Resources and Health, Safety, Sustainability and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Vanaselja, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety, Sustainability and Environment committee.
The committees will be reconstituted after the annual meeting. If elected, Ms. Jones will not be eligible to serve on the Audit, Governance or Human Resources committees.
Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

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Audit committee

Current members	Meetings
John E. Lowe (Chair) Stéphan Crétier Randy Limbacher Una Power (as of May 3, 2019) Indira Samarasekera Thierry Vandal	5 regularly scheduled meetings (February, May, July, October, December)
Independence

6 independent directors, 100 per cent independent and financially literate. Mr. Lowe, Ms. Power and Mr. Vandal are "audit committee financial experts" as defined by the SEC in the U.S. and each have the accounting or related financial management experience required under the NYSE rules.

Other members that served during the year	Mandate

The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the accounting and reporting process and the process, performance and independence of our internal and external auditors.

S. Barry Jackson (until May 3, 2019)

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and meets separately with the external auditors and Vice-President, Corporate Compliance and Internal Audit. The committee also meets in-camera at the end of each meeting.
2019 highlights

•
Reviewed our 2019 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management’s discussion and analysis, AIF and circular and recommended them for approval.

•	Oversaw our financial reporting risks including issues relating to materiality and risk assessment.

•
Received the external auditor’s formal written statement of independence (which sets out all of its relationships with TC Energy) and its comments to management about our internal controls and procedures.

•	Reviewed the appointment of the external auditor and estimated fees and recommended them to the Board for approval.

•	Reviewed the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG.

•	Approved appointment of the external auditor for 401(k) employee retirement plans.

•	Recommended the funding of the registered pension plan and supplemental pension plan.

•	Reviewed the major accounting policies and estimates.

•	Received reports from management on our cyber security plans and initiatives.

•	Oversaw the corporate compliance program requirements, structure and results, including foreign corrupt practices and anti-bribery statutes and policies.

•	Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.

•	Reviewed and recommended changes to the suite of risk management policies, and reviewed developments and reports relating to counterparty, insurance and market risks.

•	Reviewed and recommended prospectuses relating to the issuance of securities

•	Reviewed and recommended renewal of Canadian and U.S. debt shelf prospectuses and renewal to credit facilities.

•	Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.

•
Received regular reports from management on risk management, finance and liquidity, treasury, pensions, tax, compliance, material litigation and information services security controls (cyber security).

•	Approved the Internal audit charter.

•	Received regular reports from Internal audit.

•	Reviewed adequacy of staff complements in accounting and tax.

•	Approved amendments to Code of business ethics.

•	Renewed Public disclosure polices.

•	Reviewed the Audit committee charter.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member’s education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2019 AIF is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).

56	TC Energy Management information circular 2020

Governance committee

Current members	Meetings
D. Michael G. Stewart (Chair as of May 3, 2019) S. Barry Jackson (as of May 3, 2019) Mary Pat Salomone Siim A. Vanaselja Steven W. Williams (as of May 3, 2019)	4 regularly scheduled meetings (February, May, October, December)
Independence
5 independent directors, 100 per cent independent
Mandate

The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TC Energy, reviewing the independence and financial literacy of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.
It monitors the relationship between management and the Board, directors’ share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.
It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

Other members that served during the year

Kevin E. Benson (Chair, retired May 3, 2019) Paula Rosput Reynolds (retired May 3, 2019)

The Governance committee meets in-camera at the beginning and end of each meeting.
2019 highlights

•	Reviewed the Board diversity policy including progress on the aspirational target for the Board to be comprised of 30 per cent women directors by the end of 2020.

•	Oversaw the implementation of the ERM framework.

•	Oversaw our risk management activities, including receiving the emerging risk report and making recommendations to the Board as appropriate.

•	Reviewed the identified principal enterprise risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee, and the other directorships held by Board members.

•	Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.

•	Reviewed the 2019 annual and special shareholders' meeting vote results.

•	Monitored director share ownership requirements.

•	Reviewed say on pay updates and voting trends.

•	Reviewed our lobbying policies, activities and expenditures.

•	Reviewed our Corporate governance guidelines and committee charters and recommended appropriate changes to the Board for approval.

•	Assessed best practices including review of a peer group comparison of director retirement ages and term limits.

•	Oversaw the annual assessment of the Board, committees and Chair.

•
Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices). The committee continues to monitor legal developments and emerging best practices in corporate governance and securities law in Canada, the U.S. and internationally.

•	Oversaw the Board renewal and the selection of new director candidates.

•	Reviewed external governance assessments and made recommendations for revisions to governance practices to the Board as appropriate.

•	Recommended changes to director compensation to the Board.

TC Energy Management information circular 2020	57

Health, Safety, Sustainability and Environment committee

Current members	Meetings
Mary Pat Salomone (Chair as of May 3, 2019) Stéphan Crétier John Lowe Randy Limbacher Una Power (as of May 3, 2019) Thierry Vandal	3 regularly scheduled meetings (February, May, December)
Independence
6 independent directors, 100 per cent independent
Mandate

The Health, Safety, Sustainability and Environment committee is responsible for oversight of health, safety, sustainability, security and environmental matters (HSSE matters).
The committee reviews and monitors the performance and activities of TC Energy HSSE matters including compliance with applicable and proposed legislation, conformance with industry standards and best practices. It also monitors the performance of actions and initiatives undertaken by TC Energy to prevent, mitigate and manage risks related to HSSE matters, including climate change-related risks and any critical incidents respecting our assets, operations, personnel and public safety.
It also reviews and monitors significant regulatory audits findings, orders, reports and/or recommendations issued by or to TC Energy related to HSSE matters, incidents or issues, together with management's response thereto.

Other members that served during the year

D. Michael G. Stewart (Chair until May 3, 2019)

The Health, Safety, Sustainability and Environment committee met separately with representatives from senior management responsible for the Technical Centre at the end of each meeting. The committee also meets in-camera at the end of each meeting.
2019 highlights

•	Received and reviewed regular reports on HSSE related activities, performance and compliance.

•	Received regular reports on operational risk management, people and process safety and regulatory compliance matters related to asset integrity.

•	Reviewed the status of critical incidents, root cause analysis and incident follow-up.

•
Monitored management’s response and the status of corrective action plans to audits from the Canadian Energy Regulator, Pipeline and Hazardous Materials Safety Administration and other regulatory agencies.

•	Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.

•
Monitored the effectiveness of HSSE policies, management systems, programs, procedures and practices through the receipt of reports on four levels of assurance activities related to internal and external audit findings.

•	Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, climate change initiatives and related compliance matters.

•	Received regular updates on the progression of the company's approach to sustainability and the company's voluntary disclosure on sustainability matters.

•	Received and reviewed regular updates on the company's Safety Culture Plan.

•	Received the Health and Industrial Hygiene annual review.

•	Attended a Bruce Power Site visit, which included a tour of the facility.

•	Received regular corporate security updates on various projects.

•	Received and reviewed regular reports, including assessments of readiness of the major component replacement, on the operational and HSSE performance at Bruce Power.

58	TC Energy Management information circular 2020

Human Resources committee

Current members	Meetings
S. Barry Jackson (Chair as of May 3, 2019) Indira Samarasekera D. Michael G. Stewart (as of May 3, 2019) Siim A. Vanaselja Steven W. Williams (as of May 3, 2019)	3 regularly scheduled meetings (February, October, December)
Independence
5 independent directors, 100 per cent independent
Mandate

The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and each executive vice-president against pre-established objectives and recommending their compensation to the Board.
It approves and, as applicable, recommends to the Board executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It also reviews the benefits under our Canadian pension plans and share ownership requirements for executives.

Other members that served during the year

Paula Rosput Reynolds (Chair, retired May 3, 2019) Kevin Benson (retired May 3, 2019)

The Human Resources committee meets in-camera at the beginning and end of each meeting.
2019 highlights

•	Assessed the performance of the CEO and each executive vice-president and recommended the 2019 executive compensation awards to the Board for approval.

•
Reappointed Meridian Compensation Partners (Meridian) as the independent compensation advisor to the committee after determining that Meridian is independent based on the factors enumerated by the NYSE.

•	Reviewed the risks associated with its compensation programs.

•	Reviewed and approved the named executive officer compensation peer group.

•	Approved increases in the share ownership requirements for the executive vice-president and senior vice-president roles and introduced a holding requirement at the vice-president level.

•	Implemented a post-retirement share ownership requirement for the CEO.

•	Reviewed the long-term incentive mix and current market trends.

•	Approved the performance measures under the Executive Share Unit Plan and reviewed and recommended the targets under the annual corporate scorecard.

•	Approved a change in the short-term incentive calculation for corporate executive vice-presidents to remove the individual performance factor.

•	Reviewed the external governance assessments and the outcome of its say-on-pay vote from the 2019 annual general meeting and received a summary of investor feedback.

•	Reviewed the alignment of actual compensation earned with performance over the applicable measurement periods.

•	Reviewed the form of executive separation agreement and recommended amendments to the form.

•	Reviewed and approved amendments to the Clawback policy to include a mechanism for holdback of incentive compensation.

TC Energy Management information circular 2020	59

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes director and executive compensation decisions at TC Energy, and explains its decisions for 2019.
Compensation governance
The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.

		WHERE TO FIND IT

	>	Compensation governance	60
		Expertise	61
		Compensation oversight	62
		Independent consultant	65
	>	Director compensation discussion and analysis	66
		2019 details	70
	>	Human Resources committee letter to shareholders	75
Human Resources committee S. Barry Jackson (Chair as of May 3, 2019, retiring May 1, 2020) Paula Rosput Reynolds (Chair, retired May 3, 2019) Kevin E. Benson (retired May 3, 2019) Indira Samarasekera D. Michael G. Stewart (as of May 3, 2019) Siim A. Vanaselja Steven W. Williams (as of May 3, 2019)	>	Executive compensation discussion and analysis	78
		2019 details	104

Governance committee
D. Michael G. Stewart (Chair as of May 3, 2019)
Kevin E. Benson (Chair, retired May 3, 2019)
S. Barry Jackson as of (retiring May 1, 2020)
Paula Rosput Reynolds (retired May 3, 2019)
Mary Pat Salomone
Siim A. Vanaselja
Steven W. Williams (as of May 3, 2019)

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

60	TC Energy Management information circular 2020

EXPERTISE
Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources, executive compensation and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	Accounting/ audit	Capital markets	CEO experience	Governance	Risk management
S. Barry Jackson (Chair as of May 3, 2019)	X		X	X	X
Indira Samarasekera	X			X	X
D. Michael G. Stewart (as of May 3, 2019)	X	X			X	X
Siim A. Vanaselja	X	X	X		X	X
Steven W. Williams (as of May 3, 2019)	X	X	X	X	X	X
All of the members have experience as members of human resources or compensation committees of other public companies.
Mr. Jackson, the committee Chair, has also served as the chair or been a member of the compensation committee for several public companies. As a former CEO of a public oil and gas company, he has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.
Dr. Samarasekera serves on the selection panel for Canada's Outstanding CEO of the Year and is a director of three public companies, serving on the Human Resources committee of two of those public companies. She also serves as a director of various not-for-profit organizations and has extensive experience in overseeing and administrating compensation programs.
Mr. Stewart has been active in the Canadian energy industry for over 40 years and has experience in the administration of compensation programs, having served on the Compensation committee for several public companies. He is currently the Chair of our Governance committee.
Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of a publicly traded company. He has also served on the management resources and compensation committees of one publicly traded company and various private corporations, and has experience in the implementation, administration and management of executive compensation programs and plans.
Mr. Williams currently serves on the Compensation and Benefits committee for one public company.  He has more than 40 years of international energy industry experience. As the former CEO and director of a large Canadian public energy company, Mr. Williams has extensive experience in overseeing executive compensation programs and has been involved in all aspects of the design, implementation and administration of compensation programs.
In addition to the committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.

TC Energy Management information circular 2020	61

Governance
You can find specific details about each director’s background and experience in the director profiles starting on page 13, and more information about the committees starting on page 55.
The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Five of the members are currently or have been members of human resources or compensation committees of other public companies. Two of the members also have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.
COMPENSATION OVERSIGHT
The purpose of the Board’s compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TC Energy's business and operations.
The Board reviews our compensation policies and practices every year, considers the possibility of risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TC Energy. It carries out this work directly or through the Human Resources committee and the Governance committee.
The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks.
Multi-year strategic plan
We have a multi-year strategic plan that identifies our core strategies to achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:

•	maximizing the full-life value of our infrastructure assets and commercial positions,

•	commercially developing and building new asset investment programs,

•	cultivating a focused portfolio of high quality development options, and

•	maximizing our competitive strengths.
Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated into our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the CEO, executive vice-presidents and all other employees. The Board also ensures that the annual individual performance objectives for the CEO and each executive vice-president align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.
Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives’ interests with those of our various stakeholders, and attract, engage and retain our executives. In setting compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 81 through 93 for details).
Executive compensation is designed to pay for performance, as a significant portion of total direct compensation is variable or at-risk compensation. See pages 99 through 103 for the pay mix for each named executive.

62	TC Energy Management information circular 2020

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TC Energy or encourage executives to take inappropriate risks. The committee is committed to continuous improvement of executive compensation practices, and reviews prevalent best practices on a regular basis.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. Executive compensation is benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives’ employment agreements for severance and change of control situations.

•
Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the CEO and each executive vice-president. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives’ interests with our shareholders.

•
Pre-established objectives: Each year the Board approves corporate, business unit and individual objectives that are aligned with the overall business plan for the CEO and each executive vice-president. These objectives are used to assess performance and determine compensation.

•	Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a minimum of a zero payout up to a maximum payout of two times target. Long-term incentive awards under the ESU plan are subject to a minimum of a zero payout up to a maximum payout of two times the final number of units accrued at the end of the vesting period.

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

TC Energy Management information circular 2020	63

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•	Corporate objectives: We adopt corporate objectives consistent with our approved strategic plan so that the Board can monitor how compensation influences business decisions.

•
Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board’s view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TC Energy.

•	Post retirement share ownership requirement: Starting in 2019, the CEO is required to maintain his/her required ownership level for one year post-retirement.

•
Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars, units of exchange funds, and other hedging vehicles.

•
Reimbursement: We have an Incentive compensation reimbursement and holdback policy which requires employees at the vice-president level and above to repay vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of stock options) granted in the three-year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee’s intentional misconduct. In 2019, this policy was revised to allow the company to also holdback incentive compensation in the event the policy is triggered. We continue to monitor best practices for reimbursement policies and will update the policy as these practices change. To date, this policy has not been triggered, and no reimbursement of incentive compensation or related profits have been paid under this policy.

•
Say-on-pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)
2019	88.92
2018	94.02
2017	97.39

•
Code of business ethics: Our Code applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices, completing a review of our policies and practices described above, and with advice from the independent consultant to the Human Resources committee, the Board believes that:

•	we have the proper practices in place to effectively identify and mitigate potential risk, and

•
TC Energy's compensation policies and practices do not encourage the CEO, executive vice-presidents, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – Safety, Responsibility, Integrity, and Collaboration – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

64	TC Energy Management information circular 2020

INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.
The committee created a mandate for the consultant that includes:

•	advising on compensation levels for the CEO and named executives,

•	assessing the CEO’s recommendations on the compensation of the other named executives,

•	attending all of its committee meetings (unless otherwise requested by the committee Chair),

•	providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and

•	reporting to the committee on any matters that may arise related to executive compensation.
Meridian has been the independent compensation consultant since September 2014. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant’s advice is an important tool in the committee’s processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.
Meridian provides advice to the committee on matters relating to executive and director compensation. It does not provide consulting or other services to TC Energy, and is not permitted to provide services to management. Before engaging Meridian, and each year after considering all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.
In 2019, Meridian provided a market analysis of director's compensation to the Governance committee.
The table below shows the executive and director compensation-related fees paid in 2018 and 2019:
Executive and director compensation-related fees
($ in millions)

Meridian	2019	2018
Consulting to the Human Resources committee	0.13	0.20
Consulting to the Governance committee	0.02	0.01
All other fees	—	—
Total fees	$0.15	$0.21

TC Energy Management information circular 2020	65

66	TC Energy Management information circular 2020

Benchmarking
Director compensation is benchmarked against a peer group of companies reviewed by the Governance committee. For the 2019 year and prior, director compensation was benchmarked against two peer groups: (i) a custom peer group which was consistent with the group of Canadian and U.S. publicly-traded companies and (ii) a general industry peer group. As part of the late 2019 review of director compensation, the Governance committee determined that it would be most appropriate for TC Energy's peer group to mirror the executive compensation peer group, rather than benchmarking against both a custom peer group and an industry peer group. Going forward, the Governance committee will review director compensation against only one peer group.
The companies in our peer group are consistent with the group of Canadian and U.S. publicly-traded companies included in the executive compensation peer group. Total compensation is determined with reference to our peer group, so we can attract and retain qualified directors.
In late 2019, the Governance committee retained Meridian as its independent consultant to prepare a report on director compensation for the 2020 compensation year. The Governance committee refers to the report when conducting its compensation review.
The 2019 peer groups are listed below. For 2020 the committee will no longer reference the industry peer group when benchmarking for compensation. The committee also removed PG&E Corporation from the custom peer group for 2020, as they had filed for bankruptcy.

2019 Custom peer group		2019 Industry peer group
American Electric Power Co. Inc.	Imperial Oil Ltd.	Canadian National Railway Company
BCE Inc.	Kinder Morgan Inc.	Canadian Pacific Railway Limited
Canadian National Railway Company	NextEra Energy Inc.	Cenovus Energy Inc.
Canadian Natural Resources Ltd.	Occidental Petroleum Corporation	Enbridge Inc.
Cenovus Energy Inc.	PG&E Corporation	Encana Corporation
Dominion Energy Inc.	Sempra Energy	Maple Leaf Foods Inc.
Duke Energy Corporation	Southern Company	Metro Inc.
Enbridge Inc.	Suncor Energy Inc.	National Bank of Canada
Exelon Corporation	Teck Resources Ltd.	Resolute Forest Products Inc.
Fortis Inc.	Williams Companies Inc.	Suncor Energy Inc.
Husky Energy Inc.		TELUS Corporation

TC Energy Management information circular 2020	67

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TC Energy. Directors must hold at least four times their annual retainer in shares or DSUs within five years of joining the Board.
Directors can meet the requirements by purchasing TC Energy shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the required ownership values if the retainer is increased.
If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.
As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is five times his base salary. Mr. Girling meets these ownership requirements (see page 84 for details).
As of February 27, 2020, all of our directors are in compliance with our director share ownership policy. Mr. Limbacher, Ms. Power and Mr. Williams each have five years from the date they were appointed to meet the director share ownership requirements.
If elected Mr. Culbert, Ms. Jones and Mr. MacNaughton will have five years from their date of election to meet the target.

Director	Date appointed	Share ownership date
Mr. Limbacher	June 13, 2018	June 13, 2023
Ms. Power	May 3, 2019	May 3, 2024
Mr. Williams	May 3, 2019	May 3, 2024
Deferred share units
DSUs are notional shares that have the same value as TC Energy shares. DSUs earn dividend equivalents as additional units at the same rate as dividends paid on our shares.
Our DSU plan allows directors to choose to receive a portion of their retainers and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2019.
Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

68	TC Energy Management information circular 2020

COMPONENTS
Directors receive annual retainers and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings and other Board activities. In 2019, directors who were U.S. residents received the same amounts in U.S. dollars. Mr. Girling is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2019 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board paid to each director except the Chair of the Board flat fee (no meeting fees paid)	$235,000 per year ($110,000 cash + $125,000 in DSUs)		represented 1,909 DSUs for Canadian directors and 2,515 DSUs for U.S. directors in 2019

Chair of the Board receives a higher retainer because of his level of responsibility flat fee (no meeting fees paid)	$491,000 per year ($201,000 in cash + $290,000 in DSUs)		represented 4,429 DSUs in 2019

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$25,000 per year	Audit

	$20,000 per year	Human Resources

	$20,000 per year	Governance and Health, Safety, Sustainability & Environment

Travel fees if round trip travel is more than three hours	$1,500 per round trip
DSUs are credited quarterly, in arrears, using the closing price of TC Energy shares on the TSX at the end of each quarter.
Effective January 1, 2020, our directors' compensation structure will be changed as follows:

•	the annual retainer for directors will increase by $25,000 in DSUs, resulting in a total compensation of $260,000 ($110,000 cash and $150,000 in DSUs),

•	retainers and travel fees will be assessed in U.S. dollars regardless of residency.
These changes are intended to align director compensation with current market practices, ensure equity amongst our directors for their contributions to our Board, reflect the magnitude of TC Energy's U.S. assets and revenues and enhance our ability to attract and retain directors globally.

TC Energy Management information circular 2020	69

Director compensation – 2019 details
The table below shows total director compensation awarded, credited or paid in 2019.
DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kevin E. Benson (retired May 3, 2019)	44,286	42,582	—	—	—	1,774	88,642
Stéphan Crétier	114,500	125,000	—	—	—	—	239,500
S. Barry Jackson	124,742	125,000	—	—	—	6,249	255,990
Randy Limbacher	156,686	164,628	—	—	—	—	321,314
John Lowe	189,612	164,628	—	—	—	—	354,240
Una Power (joined May 3, 2019)	78,830	82,761	—	—	—	—	161,591
Paula Rosput Reynolds (retired May 3, 2019)	60,858	56,590	—	—	—	—	117,448
Mary Pat Salomone	172,058	164,628	—	—	—	—	336,686
Indira Samarasekera	117,500	125,000	—	—	—	—	242,500
D. Michael G. Stewart	131,500	125,000	—	—	—	—	256,500
Siim A. Vanaselja	211,500	290,000	—	—	—	—	501,500
Thierry Vandal	156,686	164,628	—	—	—	—	321,314
Steven W. Williams (joined May 3, 2019)	74,330	82,761	—	—	—	—	157,091
Notes

•
Mr. Limbacher, Mr. Lowe, Ms. Reynolds, Ms. Salomone and Mr. Vandal received their share-based awards, retainers and travel in U.S. dollars. The values presented in this table are in Canadian dollars and reflect a U.S./Canadian foreign exchange rate of 1.3363 as at March 29, 2019, 1.3087 as at June 28, 2019, 1.3243 as at September 30, 2019 and 1.2988 as at December 31, 2019.

•	Mr. Girling is compensated in his role as President and CEO and does not receive any director compensation.

•	Fees earned includes Board and committee chair retainers and travel fees paid in cash, including the portion they chose to receive as DSUs.

•	Share-based awards include the portion of the Board retainer ($125,000) and the Board Chair retainer ($290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2019.

•
All other compensation includes other compensation not reported in any other column for each director. Mr. Benson received unreserved parking valued at $1,774 and Mr. Jackson received reserved parking valued at $6,249.

70	TC Energy Management information circular 2020

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2019.

	Retainers		Travel	Totals
Name	Board ($)	Committee Chair ($)	Travel fee ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)
Kevin E. Benson (retired May 3, 2019)	37,473	6,813	—	44,286	42,582	86,868
Stéphan Crétier	110,000	—	4,500	114,500	125,000	239,500
S. Barry Jackson	110,000	13,242	1,500	—	249,742	249,742
Randy Limbacher	144,873	—	11,813	156,686	164,628	321,314
John Lowe	144,873	32,926	11,813	189,612	164,628	354,240
Una Power (joined May 3, 2019)	95,469	—	7,846	103,315	82,761	186,076
Paula Rosput Reynolds (retired May 3, 2019)	49,799	9,054	2,004	26,904	90,544	117,448
Mary Pat Salomone	144,873	13,242	9,827	167,941	164,628	332,570
Indira Samarasekera	110,000	—	7,500	—	242,500	242,500
D. Michael G. Stewart	110,000	20,000	1,500	131,500	125,000	256,500
Siim A. Vanaselja	201,000	—	10,500	—	501,500	501,500
Thierry Vandal	144,873	—	11,813	—	321,314	321,314
Steven W. Williams (joined May 3, 2019)	72,830	—	1,500	—	94,591	94,591
Notes

•
Mr. Limbacher, Mr. Lowe, Ms. Reynolds, Ms. Salomone and Mr. Vandal received their share-based awards, retainers and travel fees in U.S. dollars. The values presented in this table are in Canadian dollars, and reflect a U.S./Canada foreign exchange rate of 1.3363 as at March 29, 2019, 1.3087 as at June 28, 2019, 1.3243 as at September 30, 2019 and 1.2988 as at December 31, 2019.

•
DSUs credited include all share-based awards vested or earned by the directors in 2019. The minimum portion of the Board retainer paid in DSUs in 2019 was $290,000 for the Chair and $125,000 for the other directors. DSUs credited also includes the portion of the retainers and travel fees directors chose to receive in DSUs in 2019.

•	Total cash and DSUs credited is the total dollar amount paid for duties performed on the TC Energy and TCPL Boards.

•
DSUs were paid quarterly based on share prices of $60.02, $64.92, $68.60 and $69.16, the closing prices of TC Energy shares on the TSX at the end of each quarter in 2019, respectively. Directors are able to redeem their DSUs when they leave the Board.

•	Mr. Girling is compensated in his role as President and CEO and does not receive any director compensation.

TC Energy Management information circular 2020	71

AT-RISK INVESTMENT
The table on the following page shows:

•	the total value of each director’s shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents up to January 31, 2020

•	their holdings as a percentage of their 2019 annual retainer

•	the minimum equity investment required, as a multiple of their annual retainer.
The change in value represents the value of DSUs received in 2019, including dividend equivalents credited up to January 31, 2020, plus any additional shares acquired in 2019. The change in value also includes increases and decreases in market value.
Mr. Girling's at-risk investment is not included in this section due to his role as an executive officer. For more information on Mr. Girling's at-risk investment, see Mr. Girling's director profile in Business of the Meeting - The Nominated Directors.
As of the date of this circular, all of our directors are in compliance with our director share ownership policy. See pages 68 and 84 for more information about our share ownership requirements for directors and executives.
None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TC Energy shares, or any class of shares of its subsidiaries and affiliates.
In the table:

•	DSUs include DSUs credited as dividend equivalents up to January 31, 2019.

•
Total market value is the market value of TC Energy shares and DSUs, calculated using a closing share price on the TSX of $58.85 on February 28, 2019 and $74.35 on February 26, 2020. It includes DSUs credited as dividend equivalents up to January 31, 2020.

•	Mr. Crétier's holdings include 3,120 shares held by his wife.

•	Mr. Stewart’s holdings include 2,428 shares held beneficially by his wife.

72	TC Energy Management information circular 2020

At-risk investment

					At-risk investment		Minimum investment required
Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of retainer
Stéphan Crétier	2020	27,271	12,609	39,880	2,965,078	12.62	940,000	4x
	2019	27,271	8,460	35,731	2,102,769	8.95	940,000	4x
	Change	—	4,149	4,149	862,309	3.67
S. Barry Jackson	2020	39,000	176,005	215,005	15,985,622	68.02	940,000	4x
	2019	39,000	166,430	205,430	12,089,556	51.44	940,000	4x
	Change	—	9,575	9,575	3,896,066	16.58
Randy Limbacher	2020	—	4,500	4,500	334,575	1.42	940,000	4x
	2019	—	1,828	1,828	107,578	0.46	940,000	4x
	Change	—	2,672	2,672	226,997	0.97
John E. Lowe	2020	20,000	18,015	38,015	2,826,415	12.03	940,000	4x
	2019	20,000	14,752	34,752	2,045,155	8.70	940,000	4x
	Change	—	3,263	3,263	781,260	3.32
Una Power (joined May 3, 2019)	2020	—	2,430	2,430	180,671	0.77	940,000	4x
	2019	—	—	—	—	—
	Change	—	2,430	2,430	180,671	0.77
Mary Pat Salomone	2020	3,000	21,972	24,972	1,856,668	7.90	940,000	4x
	2019	3,000	18,537	21,537	1,267,452	5.39	940,000	4x
	Change	—	3,435	3,435	589,216	2.51
Indira Samarasekera	2020	—	16,325	16,325	1,213,764	5.16	940,000	4x
	2019	—	11,969	11,969	704,376	3.00	940,000	4x
	Change	—	4,356	4,356	509,388	2.17
D. Michael G. Stewart	2020	19,067	42,247	61,314	4,558,696	19.40	940,000	4x
	2019	18,188	38,522	56,710	3,337,384	14.20	940,000	4x
	Change	879	3,725	4,604	1,221,312	5.20
Siim A. Vanaselja	2020	12,000	40,407	52,407	3,896,460	7.94	1,964,000	4x
	2019	12,000	31,108	43,108	2,536,906	5.17	1,964,000	4x
	Change	—	9,299	9,299	1,359,555	2.77
Thierry Vandal	2020	269	12,436	12,705	944,617	4.02	940,000	4x
	2019	269	7,064	7,333	431,547	1.84	940,000	4x
	Change	—	5,372	5,372	513,070	2.18
Steven W. Williams (joined May 3, 2019)	2020	3,000	2,364	5,364	398,813	1.70	940,000	4x
	2019	3,000	—	3,000	176,550	0.75
	Change	—	2,364	2,364	222,263	0.95
Total	2020	123,607	349,310	472,917	35,161,379
	2019	122,728	298,670	421,398	24,799,272
	Change	879	50,640	51,519	10,362,107

TC Energy Management information circular 2020	73

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2019. Year-end values are based on $69.16 being the closing price of TC Energy shares on the TSX at December 31, 2019. Non-executive directors are not eligible to participate in our stock option plan and, accordingly, none of our non-executive directors have outstanding option-based awards.

Name	Number of shares or units of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of share-based awards vested during 2019 (#)	Share-base awards- value vested during 2019 ($)
Kevin E. Benson	444	30,731	42,995	2,973,535	4,840	334,773
Stéphan Crétier	128	8,920	12,479	863,105	4,123	285,150
S. Barry Jackson	1,800	124,514	174,204	12,047,960	9,804	678,087
Randy Limbacher	46	3,184	4,454	308,041	2,647	183,130
John Lowe	184	12,745	17,830	1,233,165	3,258	225,346
Una Power (joined May 3, 2019)	24	1,719	2,404	166,326	2,404	166,326
Paula Rosput Reynolds	268	18,554	25,959	1,795,325	2,524	174,561
Mary Pat Salomone	224	15,544	21,747	1,504,065	3,437	237,707
Indira Samarasekera	166	11,549	16,157	1,117,462	4,334	299,795
D. Michael Stewart	432	29,888	41,815	2,891,926	3,763	260,271
Siim A. Vanaselja	413	28,586	39,993	2,765,944	9,265	640,779
Thierry Vandal	127	8,798	12,308	851,286	5,331	368,720
Steven W. Williams (joined May 3, 2019)	24	1,672	2,339	161,797	2,339	161,797
Notes

•	All share-based awards in this chart are DSUs.

•	The total Market or payout value of share-based awards that have not vested is $296,403 at December 31, 2019.

•
Shares or units not vested are dividends declared at December 31, 2019, but not payable until January 31, 2020. Number of shares or units of share based awards that have not vested is calculated using the closing price of TC Energy shares on the TSX at January 31, 2020 of $72.57.

•	Mr. Benson and Ms. Reynolds retired on May 3, 2019 and both have until May 3, 2020 to fully redeem their DSUs.

74	TC Energy Management information circular 2020

Human Resources committee letter to shareholders
		WHERE TO FIND IT

	>	Human Resources committee letter to shareholders	75
Dear Shareholder:
The Board is holding its eleventh consecutive say-on-pay advisory vote regarding our approach to executive compensation. We are pleased with the strong shareholder support that we have historically received and hope you will similarly support our deliberations this year. We are providing this letter and the accompanying compensation discussion and analysis (CD&A) to explain the approach taken by the Human Resources committee and the Board to assess the performance of the company, the CEO and the executive vice-presidents in 2019, and the basis on which we reached various compensation decisions for each of our named executive officers.
TC Energy's approach to compensation
Over the last decade, TC Energy has established itself as one of North America's most significant energy infrastructure companies. To better reflect
	>	Executive compensation discussion and analysis	78
		Introduction	78
		Approach	81
		Components	85
		Corporate performance	94
		Business unit performance	95
		Payout of 2017 executive share unit award	96
		Grant of 2020 executive share unit award	98
		Executive profiles	98
	>	2019 details	104
		Summary compensation table	104
		Incentive plan awards	107
		Equity compensation plan information	109
		Retirement benefits	110
		Termination and change of control	111

the scope of operations across North America, in May of 2019 shareholders approved a special resolution authorizing us to change our name from TransCanada to TC Energy. Though our name has changed, our strategy, priorities and vision remain the same - to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities in regions where the company has or can develop a significant competitive advantage.
Our business features long-life, capital intensive assets, most of which are subject to regulated returns or other long-term contractual arrangements. Our compensation plans are intended to foster disciplined decision-making by management, balancing near-term performance with long-term facilities development.
In 2018, the Human Resources committee engaged our independent advisor, Meridian, to conduct a comprehensive review of our incentive compensation program design. It confirmed that our program aligns well to market practices within our peer group and that there continues to be a strong link between performance achieved and compensation delivered. One change was made to our long-term incentive program for 2019 as a result of the review, which was to increase the weighting of performance share units and decrease the weighing of stock options, consistent with trends across the industry. We also increased our minimum shareholding requirements for executives and implemented a post-retirement holding requirement for the chief executive officer, consistent with emerging governance best practices. For 2020, we amended the Clawback policy to include a holdback mechanism for incentive compensation, but otherwise have elected to maintain our compensation programs unchanged as our programs continue to align well to market.

TC Energy Management information circular 2020	75

2019 performance and compensation
Consistent with past practice the Board approved the annual corporate scorecard for 2019 early in the year. Goals were set in the following areas: safe, reliable and sustainable operations, financial performance, optimization of the company’s existing asset base, excellence in project execution, and portfolio management including growing our asset base through new asset opportunities and divesting non-core assets. After year-end, the Board reviewed the accomplishments relative to the 2019 scorecard and carefully assessed the impact of each of these components to determine the appropriate level of annual incentive compensation for executives. Executive compensation was also evaluated for market competitiveness at this time.
Safety is TC Energy’s first and highest priority, and our targets are designed to meet or exceed the best standards in our industry. In 2019 we saw strong performance in some safety and asset integrity categories, but challenges in others, resulting in overall performance that fell just below target. The Board and management continue to challenge the organization to drive toward making our goal of zero incidents a reality while also ensuring a focus on sustainability in our operating practices.
Record comparable earnings per share (EPS) were achieved for 2019, reflecting an increase of 7 per cent over 2018. The year-over-year increase is primarily due to strong performance of our asset base and contributions from growth projects that have entered service over the past year. We were able to leverage our existing assets and secure sustainable long-term earnings through the addition of new long-term contracts and renegotiation of agreements. Approximately $8.7 billion of assets were successfully placed into service and most of our projects were delivered on-time and on-budget; however, certain delays and cost overruns on others resulted in an overall below target project execution rating for the year. To ensure continued growth in the future, we added approximately $3.2 billion of new, commercially secured projects to our capital program, resulting in a $30 billion portfolio of growth projects underway. We completed the monetization of approximately $3.4 billion of assets to help fund our extensive capital program, strengthen our balance sheet and position the company to deliver superior long-term shareholder returns. You can read more about 2019 performance starting on page 94.
The Board completed a detailed review of the scorecard results and approved a Corporate factor (CF) of 1.3 for 2019. This factor was used in determining annual incentive awards for all non-union employees.
In addition to the 2019 CF, the Board also approved a performance multiplier of 1.76 for the 2017 ESU award that vested in 2019 as part of our longer term compensation program. The multiplier was determined by a formula that considers a cumulative three-year EPS target underpinned by a requirement that sufficient free cash be generated to support dividend growth, and relative total shareholder return (TSR). The factor reflects the strong performance of the company compared to these targets, and payout aligns with shareholder value delivered over the three-year period.
While the Board follows a disciplined approach of assessing performance on a quantitative basis, we also apply our business judgment to assess the reasonableness of the results. We concluded that 2019 was a year of solid success overall, resulting in total shareholder return for the year of 37.5 per cent. In light of this performance, the Board concluded that the payout levels under our annual and long term plans were aligned with TC Energy's performance.

76	TC Energy Management information circular 2020

Independent consultant
The Human Resources committee is advised by Meridian as its independent consultant on all executive compensation matters. The consultant’s mandate includes providing advice on compensation for the named executives, incentive design, compensation governance and pay for performance, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested. While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee’s deliberations. The committee meets routinely in-camera and with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. You can find additional information on the independent consultant on page 65.
Conclusion
The Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on the next page. We respond to shareholder questions on an individual basis, take input from stakeholders, and continue to revisit our approach to ensure that our program remains appropriate.
We thank you for your continued confidence in our company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TC Energy Corporation, 450-1 Street S.W., Calgary, Alberta T2P 5H1.

Sincerely,

S. Barry Jackson	Siim A. Vanaselja
Chair, Human Resources Committee	Chair of the Board of Directors

TC Energy Management information circular 2020	77

Executive compensation discussion and analysis
INTRODUCTION
This CD&A explains our executive compensation program, our 2019 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•	Russell Girling, President and Chief Executive Officer

•	Donald Marchand, Executive Vice-President and Chief Financial Officer

•	Stanley Chapman III, Executive Vice-President and President, U.S. Natural Gas Pipelines

•	Paul Miller, Executive Vice-President, Technical Centre and President, Liquid Pipelines

•	François Poirier, Executive Vice-President, Corporate Development and Strategy, and President, Power & Storage and Mexico.
At the end of 2019, the named executives, three other executive vice-presidents and one of our senior vice-presidents made up our executive leadership team.
On January 6, 2020, one of our senior vice-presidents was appointed to an executive vice-president role and an additional senior vice-president was added to our executive leadership team. In our discussion, references to our executive leadership team and executive compensation include our CEO and the executive vice-presidents only.
On January 6, 2020, the roles of certain of our executive vice-presidents were revised as follows:

•	Mr. Marchand was appointed Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

•	Mr. Miller was appointed Executive Vice-President and President, Liquids Pipelines

•	Mr. Poirier was appointed Chief Operating Officer and President, Power & Storage and Mexico.
Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2020:

Program component	Decision/rationale
Base salary adjustments
•
To maintain competitiveness with our peer group, recognize proficiency in their roles, and reflect increases in scope of responsibility. Increases are effective March 1, 2020. Mr. Poirier's base salary increase was retroactive to January 1, 2020.

Short-term incentive payments	• Reflect a corporate factor of 1.3 and business unit factors ranging from 1.0 to 1.3.
2017 ESU award
•
Approved a performance multiplier for the 2017 ESU award of 1.76 , reflecting relative TSR performance at the 57th percentile of the TSX 60 Index and at the 69th percentile of the ESU peer group, and comparable EPS above target over the three-year period ended December 31, 2019.
•
The performance multiplier, combined with the increase in share price from $60.48 to $68.58, and dividend reinvestment results in a payout that is 229 per cent of the original award value.
•
See pages 96 and 97.

2020 ESU award
•
The Board approved three-year targets for comparable EPS and relative TSR.
•
The TSX 60 Index peer group was modified to capture a dividend subgroup of companies that are more closely aligned with TC Energy.
•
See page 98.

2020 Corporate scorecard and 2020 business unit scorecards	• The committee recommended and the Board approved the 2020 corporate scorecard, as well as the business unit scorecards and individual objectives for the named executives.

78	TC Energy Management information circular 2020

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.
The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2015	2016	2017	2018	2019
Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.2%	1.1%	0.8%	0.7%	0.7%
Note

•	Comparable earnings per share and Comparable earnings are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Schedule B on page 120 for more information).

Compensation vs. financial performance - Comparable earnings per share - Basic ($ dollars) / Total direct compensation awarded to the named executives ($ millions) / Data by year: 2015 ($2.48, $20.9), 2016 ($2.78, $23.5), 2017 ($3.09, $21.3), 2018 ($3.86, $24.3), 2019 ($4.14, $25.7) - $0 / $1 / $2 / $3 / $4 / $5 / $6 / $10 / $20 / $30 / $40 / $50 / $60

TC Energy Management information circular 2020	79

Compensation vs. total shareholder return
Our TSR, the change in value of TC Energy shares plus reinvestment of dividends, has tracked favorably against the TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 8.5 per cent compared to 6.3 per cent for the Index.
The chart below illustrates TSR, assuming an initial investment of $100 in TC Energy shares as of year end 2014, and compares it to the return of the TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period. In both cases, the chart assumes that all dividends are reinvested.
TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives. Consequently, we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in any given period. However, the realized value of long-term compensation awarded in any given year is not guaranteed, it is equity-based, and its value is directly affected by changes in our share price.

At year end	2014	2015	2016	2017	2018	2019	Compound annual return
TRP	$100.00	$82.34	$114.81	$120.62	$100.95	$150.07	8.5%
TSX	$100.00	$91.68	$111.01	$121.11	$110.34	$135.59	6.3%

Total shareholder return vs. Total direct compensation awarded to the named executives
TC Energy (TRP), TSX Composite Total Returns Index (TSX) compared to Total direct compensation awarded to the named executives ($ millions)
2015 ($82.34, $91.68, $20.9), 2016 ($114.81, $111.01, $23.5), 2017 ($120.62, $121.11, $21.3), 2018 ($100.95, $110.34, $24.3), 2019 ($150.07, $135.59, $25.7) - $0 / $20 / $40 / $60 / $80 / $100 / $120 / $140 / $160 / $180 / $200 $10 / $30 / $50

80	TC Energy Management information circular 2020

APPROACH
TC Energy’s executive compensation program is designed to meet four key objectives:

•	provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy

•	offer levels and types of compensation that are competitive with the market

•	align executives’ interests with those of our various stakeholders

•	attract, engage and retain our executives.
Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 63 and 64 for more information.
Decision-making process
We follow a comprehensive decision-making process that involves management, the committee and the Board, and takes into account market data, input from the CEO and advice from the committee’s independent consultant.
The Board makes all decisions affecting CEO and executive vice-president compensation based on the committee’s recommendations.

Analysis - Recommendation - Approval
Independent consultant: Research, analyze and provide competitive market data for named executives (See benchmarking on pages 82 and 83)
Human resources management: Research, analyze and provide competitive market data for other executive vice-presidents. While using the benchmarks as a guideline, being mindful of the broader environment as it considers adjustments; Compile corporate business unit and individual performance data (see relative weightings on page 87)
HR committee: Review compensation analysis from independent consultant and human resources management; Review corporate, business unit and individual performance and CEO recommendations for the relevant performance period. Review historical information on previously awarded compensation, it does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years
CEO: Assess corporate, business unit and individual performance, with input from the Board, and make compensation recommendations for executive vice-presidents (excluding the CEO); Provide CEO self-assessment
Independent consultant: Review and provide opinion on the CEO's recommendations and CEO pay
HR committee: Approve and recommend compensation for the CEO and all executive vice-presidents
Board: Approve compensation for the CEO and all executive vice-presidents

TC Energy Management information circular 2020	81

Benchmarking
We benchmark our executive compensation against a peer group of companies to assess the competitive market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.
The peer group for the named executives reflects:

•	the size of TC Energy relative to the peer companies

•	a broad sample size which reduces potential volatility in the data

•	the scope of TC Energy’s North American business activities

•	the broad market from which TC Energy competes for executive talent.
The 2019 peer group for our named executives is listed below, there were no adjustments to the peer group from 2018. For 2020 the committee removed PG&E Corporation as it had filed for bankruptcy.

Named executive peer group
American Electric Power Co. Inc.	Imperial Oil Ltd.
BCE Inc.	Kinder Morgan Inc.
Canadian National Railway Company	NextEra Energy Inc.
Canadian Natural Resources Ltd.	Occidental Petroleum Corporation
Cenovus Energy Inc.	PG&E Corporation
Dominion Energy Inc.	Sempra Energy
Duke Energy Corporation	Southern Company
Enbridge Inc.	Suncor Energy Inc.
Exelon Corporation	Teck Resources Ltd.
Fortis Inc.	Williams Companies Inc.
Husky Energy Inc.
In order to be truly representative, it is important that TC Energy’s peer group include companies from both Canada and the U.S. because:

•	We have significant North American operations, with 57 per cent of our total revenues being U.S. based.

•	Some of our closest industry peers are U.S. companies.

•
We are one of the largest companies in Canada both by asset value and market capitalization.  If the peer group was limited to exclusively Canadian companies, we would be one of the largest companies in the peer group, which would distort benchmark compensation comparisons and provide information that does not reflect the size, scope or complexity of our business.

We benchmark each named executive position against similar positions in the peer group and direct compensation is generally set within a competitive range of the market median. The committee recognizes that even with a relatively large peer group, the results can be skewed by changes in the underlying market data. As a result, the committee exercises judgment in the interpretation of the data and is guided by the independent consultant in this regard. Competitive market data for the peer group provides an initial reference point for determining executive compensation.

82	TC Energy Management information circular 2020

Profiles At December 31, 2018	TC Energy	Named executive peer group
		Median	75th percentile
Assets	$98.9 billion	$78.6 billion	$102.2 billion
Revenue	$13.7 billion	$21.7 billion	$30.4 billion
Market capitalization at December 31, 2019 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$64.6 billion	$56.7 billion	$84 billion
Employees	7,095	12,480	24,000
Notes

•
Named executive peer group scope information reflects 2018 data, unless otherwise noted, as this was the most current information available at the time the analysis was performed. For comparability, the TC Energy scope information also reflects 2018 data.

•	Values reflect a U.S./Canada foreign exchange rate of 1.3269 for 2019 and 1.2957 for 2018.
Total direct compensation is generally set within a competitive range of the market median.
See Components on page 85 for more information about total direct and indirect compensation.

Below expectations / Performance meets expectations / Exceeds expectations Target Below median market compensation / Median market compensation / Above median market compensation

TC Energy Management information circular 2020	83

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. As at December 31, 2019 the ownership requirements were:

Executive level	Required ownership (multiple of base salary)
CEO	5x
Executive vice-president	3x
Senior vice-president	2x
Vice-president	1x
Effective April 1, 2019 the Board increased the share ownership requirements for executive vice-presidents to 3 times base salary, for senior vice-presidents to 2 times base salary, and added a share ownership requirement for vice-presidents of 1 time base salary.
The Board also introduced in 2019 the requirement for the CEO to maintain his/her required ownership level for one year after retirement.
Executives have five years to meet the requirement and must buy and hold shares with a value of 50 per cent of the net proceeds of all stock options exercised until they meet their share ownership requirement. Effective April 1, 2019 executives must also buy and hold shares equal to 50 per cent of any net payment under the ESU plan until their ownership requirement is met.
The committee reviews share ownership levels for each executive annually and would use its discretion in assessing compliance if ownership levels fell below the minimum because of fluctuations in share price.
All of the named executives met their share ownership requirements in 2019 except Mr. Chapman, who met his requirements as at the date of the circular, and Mr. Poirier, who has until the end of 2024 to meet his requirements.
See the Executive profiles starting on page 98 for share ownership levels.

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COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans. We also offer indirect compensation which includes retirement benefits, other benefits and perquisites.

Element	Form	Performance period	Objective
Base salary (fixed)	Cash	• One year	• Provide base compensation commensurate with the role • Attract and retain executives
Short-term incentive (variable)	Cash	• One year
•
Motivate executives to achieve key annual business and financial objectives
•
Reward executives for relative contribution to TC Energy
•
Align interests of executives and shareholders
•
Attract and retain executives

Long-term incentive (variable)	ESUs	• Three-year term • Vesting at the end of the term • Awards subject to a performance multiplier based on pre-established targets	• Motivate executives to achieve medium-term business objectives • Align interests of executives and shareholders • Attract and retain executives
	Stock options	• Seven-year term • One third vest each year beginning on the first anniversary of the grant date	• Motivate executives to achieve long-term shareholder value creation • Align interests of executives and shareholders • Attract and retain executives
Retirement benefits	Defined Benefit Pension Plan and Supplemental Pension Plan for Canadian executives	• To be realized during retirement	• Provide a source of income at retirement • Attract and retain executives
401(k) Plan and Non-Qualified Plan for U.S. executives
Traditional health and welfare programs	Benefit plans	• One year	• Support the health and well-being of executives • Attract and retain executives
Perquisites	Flexible perquisite allowance, club memberships, reserved parking space, and a car allowance	• One year	• Attract and retain executives

TC Energy Management information circular 2020	85

Fixed compensation
Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board. TC Energy is now one of Canada's largest corporations by asset size. Thus in assessing current competitive compensation, the committee takes into account the broader scope of some roles at the company.
Increases in base salary for the named executives are based on their performance, competitive market data, experience in and scope of the role, and compensation relative to other executives at TC Energy. Base salary adjustments are typically effective March 1.
Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases in proportion by executive level.
Short-term incentive
The short-term incentive plan is principally designed to motivate employees to achieve key annual business objectives. It rewards individuals for their contributions and aligns the interests of employees and shareholders. In doing so, it offers the opportunity for supplemental compensation which is a factor in attracting and retaining highly-qualified and motivated talent. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.
Annual cash awards are made to the named executives based on a formula that takes into account:

Base salary X Short-term incentive target X [(Business unit performance factor (if applicable) X Business unit weighting (if applicable)) + (Corporate performance factor X Corporate weighting)] = Short-term incentive award ($)
Market data is used to establish short-term incentive target levels for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group.
The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors.

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Awards are based on the following target levels and performance measure relative weightings.

	Short-term incentive target (% of base salary)	Payout range (% of target)	2019 performance measure relative weighting
			Corporate	Business unit
President & CEO (Russell Girling)	135%	0 - 200%	100%	—
Executive Vice-President & CFO (Donald Marchand)	75%	0 - 200%	100%	—
Executive Vice-President and President, U.S. Natural Gas Pipelines (Stanley Chapman III)	75%	0 - 200%	60%	40%
Executive Vice-President, Technical Centre & President, Liquids Pipelines (Paul Miller)	75%	0 - 200%	60%	40%
Executive Vice-President, Corporate Development & Strategy, & President, Power & Storage and Mexico (François Poirier)	75%	0 - 200%	60%	40%
While targets are reviewed annually against the competitive market data, they are not expected to change every year unless the role changes or is reassessed relative to market conditions. As with base pay, median targets are a reference but may not reflect the appropriate competitive level given TC Energy's size and complexity compared to other peers as well as the scope and experience of the executive in the role.
Effective January 1, 2020 the target annual incentives increased for Mr. Marchand and Mr. Chapman from 75 per cent to 80 per cent, and for Mr. Poirier from 75 per cent to 100 per cent.

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Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives considering median market levels and potential to contribute to TC Energy's future success.
The allocation of long-term incentive awards for our CEO and executive leadership team is 60 per cent ESUs and 40 per cent stock options.
Executive share units
These are notional share units awarded under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. The payout depends on how well we perform against targets established at the beginning of the period.
ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Number of ESUs vesting X Valuation price on the vesting date X Performance multiplier = ESU payout ($)
Notes

•
Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period. Dividends and ESUs vest at the same time and only to the same extent that the underlying ESUs vest.

•	Valuation price on the vesting date is the volume-weighted average closing price of TC Energy shares for the 20 trading days immediately prior to and including the vesting date (December 31).
"Off-cycle" grants may be made to newly hired executives and to executives promoted part way through the year. These grants will vest on the same schedule as the standard grants that year and will be subject to the same valuation and performance multiplier; however, depending when the off-cycle grant was made it will accrue fewer dividends than the standard grant.

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Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2016. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. The total number of shares that can be reserved for issuance to insiders, or issued to insiders at any time and within any one-year period, under any of our security based compensation arrangements (as defined in the TSX Company Manual), is limited to 10 per cent or less of our issued and outstanding shares. Non-executive directors are not eligible to participate in the plan. Under the terms of the plan, the committee determines which employees are eligible to participate. Only employees at the vice-president level or above are currently eligible to receive stock options. The committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that increasing, reducing or limiting grants based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.
Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.
Executives are limited to trading TC Energy shares in four windows (open trading windows), which are designated quarterly. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports.
Executives are not permitted to trade when they are in possession of material, non-public information. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a special trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.
Exercise price
The exercise price of an option is the closing market price of TC Energy shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options. We do not provide financial assistance to plan participants in connection with the exercise of options.
Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

•	the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or

•	a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.

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More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.
The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•	clarify an item

•	correct an error or omission

•	change the vesting date of an existing grant, or

•	change the expiry date of an outstanding option to an earlier date.
The committee cannot make any amendments to the plan that adversely affect the holders’ rights relating to any previously granted options without their consent.
The plan requires certain amendments to be approved by shareholders, including:

•	increasing the number of shares available for issue under the plan

•	lowering the exercise price of a previously granted option

•	canceling and reissuing an option

•	permitting options to be transferable or assignable other than for normal estate settlement purposes

•	changing the categories of individuals eligible to participate in the plan

•	providing financial assistance to a participant in connection with the exercise of options

•	extending the expiry date of an option

•	changing the types of amendments that require shareholder approval.
For more details on stock options, see Equity compensation plan information on page 109.
See the Compensation on termination table on pages 112 and 113 for the effect of certain employment events on participants’ entitlements under the plan.

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Retirement benefits
Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.
Participation in the DB plan is mandatory once a Canadian employee has 10 years of continuous service. All of the Canadian named executives participate in the DB plan. Mr. Chapman is a U.S. employee and participates in the 401(k) Plan.
For employees hired before January 1, 2019, normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit at normal retirement age is calculated as follows:
Notes

•
Highest average earnings is the average of an employee’s best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee’s base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2019, this is 100 per cent for the CEO, and 60 per cent for the other named executives. Pensionable earnings do not include any other forms of compensation.

•	YMPE is the Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•	Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees’ highest average earnings calculation plus the two previous years.

•
Credited service is the employee’s years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada) which is currently $3,092 for each year of credited service. Participants therefore cannot earn benefits in the registered plan on any compensation that is higher than approximately $193,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.
Although our DB plan is non-contributory, participants can make pension contributions to an enhancement account for buying ancillary or "add on" benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.
Any employees, including NEOs, who join the Company after January 1, 2019, will be subject to the following retirement benefit calculation: 1.5 per cent of the employee’s highest average earnings multiplied by credited service, where highest average earnings is the average of an employee’s best 60 consecutive months of pensionable earnings in their last 15 year of employment. Normal retirement age is 60; however, participants may retire as early as age 50, but the benefit is reduced by 5 per cent per year for each year until they reach age 60.

(1.25% of employee’s highest average earnings (up to the final average YMPE) + 1.75% of employee’s highest average earnings (above the final average YMPE)) X Credited service = Annual retirement benefit ($)

TC Energy Management information circular 2020	91

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 950 participants in the supplemental pension plan including the Canadian named executives. All DB pension plan participants with pensionable earnings exceeding approximately $193,000 per year are eligible to participate in the supplemental pension plan.
Contributions to the plan are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year.
At the discretion of the Board, annual funding  for the supplemental pension plan approximates current year service cost accruals and the five-year amortization of deficits. This funding practice is aligned with the approach utilized under our registered pension plan.
The DB pension plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. This discretion has not been exercised since 2004. See the Defined benefit pension plan table and footnotes on page 110 for details.
All DB pension plan participants, including our Canadian named executives, receive the normal form of pension when they retire:

•	monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or

•	if the employee is not married, the monthly pension is paid to the employee’s beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.
Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•	increasing the percentage of the pension value that continues after they die

•	adding a guarantee period to the pension, or

•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

TransCanada 401(k) and Savings Plan
The TransCanada 401(k) and Savings Plan (401(k) Plan) provides a company contribution in addition to a voluntary employee contribution with a company match. Mr. Chapman participates in the 401(k) Plan.
The company contributes seven per cent of each participants' base salary (up to Internal Revenue Service (IRS) contribution limits) to a 401(k) account. Participants can also make voluntary contributions and receive a company match equal to 100 per cent up to the first five per cent of eligible earnings. All company contributions vest immediately. For 2020, the IRS annual compensation limit is $285,000 while the annual employee 401(k) contribution limit is $19,500 with an additional $6,500 of contribution room for employees age 50 and older.
The 401(k) Plan offers a number of investment options to help participants meet their saving goals. TransCanada USA Services Inc. Investment Committee monitors and measures the performance of the investment funds offered in the 401(k) Plan in relation to established performance guidelines and occasionally makes changes to the choice of investment funds where necessary.

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TransCanada USA Services Inc. Non-Qualified Plan
The TransCanada USA Services Inc. Non-Qualified Plan is offered to employees with earnings in excess of the annual compensation limit imposed by the IRS on qualified retirement plans. Employee contributions are voluntary and eligible employees must enroll annually. Mr. Chapman participates in the Non-Qualified Plan.
The company provides employer matching contributions to eligible participants using the same formula as the 401(k) Plan offset by the maximum amount allowed in the 401(k) Plan. The company will also contribute seven percent of base pay less what is contributed in the 401(k) Plan. The investment options and monitoring align to the 401(k) Plan.
Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices in the country in which they work. These benefits help to attract and retain talent.
Perquisites
Named executives receive a limited number of perquisites, including:

•	a flexible perquisite allowance to use at their discretion

•	club memberships

•	a reserved parking space

•	an annual car allowance.

TC Energy Management information circular 2020	93

CORPORATE PERFORMANCE
The following summarizes our 2019 corporate performance against annual objectives.
You can find definitions of these terms and more information about our financial and business performance in our 2019 Management's discussion and analysis (MD&A) on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
The Board approved a Corporate factor of 1.3, which is above target level performance. The Corporate factor was used in determining the 2019 annual incentive awards for all non-union employees.

	2019 target	2019 result	Rating (0-2.0)	Weighting	Factor	Highlights
1. Safety and asset integrity	Various targets	Partially met	0.9	20%	0.2	Safety and asset integrity remains our highest priority. We realized very strong results against some targets but experienced challenges in others.
2. Financial
Record comparable EPS of $4.14 increased by 7 per cent over 2018. Consistent with the approach in 2018, comparable EPS was adjusted for impact of U.S. tax reform for compensation purposes (see Notes below).

Earnings per share	$4.05	$4.31	1.7	20%	0.3
3. Optimize existing assets	$100 million of incremental annual long-term value	Exceeded	1.5	20%	0.3	We secured new contracts on Marketlink and various U.S. Gas pipelines. We renegotiated a number of existing agreements and completed a number of low cost projects that generated a high return.
4. Project execution	Cost and schedule targets	Partially met	0.7	20%	0.1	Approximately $8.7 billion of assets were successfully placed in service. Most of our projects were delivered on-time and on-budget, but delays and cost overruns were experienced on others.
5. Grow asset base	New projects and asset sales targets	Exceeded	1.5	20%	0.3
We secured approximately $3.2 billion of new, commercially-backed energy infrastructure projects, including further expansions to the NGTL System and additional U.S. Natural Gas Pipeline projects. We also completed a number of asset sales in 2019, realizing approximately $3.4 billion of proceeds that will support the funding of our $30 billion portfolio of secured projects and strengthen our balance sheet.

Overall Corporate factor				100%	1.3*
*Includes rounding
Notes

•
The Financial objective will score a maximum of 1.0 if the ratio of dividends per share/comparable funds generated from operations per share is greater than 50 per cent. The ratio for 2019 was 39 per cent.

•
The committee evaluated all non-comparable adjustments to 2019 EPS and concluded that they are non-recurring items or unrealized gains/losses and it is therefore appropriate to exclude them in evaluating performance against the scorecard target. The committee also considered the negative impact of U.S. tax reform in its deliberations on the Financial objective. This is consistent with 2018 when the impact was positive and EPS used to evaluate performance was reduced accordingly.

•	Earnings per share for compensation purposes was $4.31, calculated as follows:

Net income per common share	$4.28
Loss on sale of assets	0.19
Tax-related adjustments	(0.24)
U.S. Northeast power marketing contracts	0.01
Risk management activities	(0.10)
Comparable earnings per share	4.14
Impact of U.S. tax reform	0.17
Earnings per share for compensation purposes	$4.31

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•	We calculate both Net income per common share and Comparable earnings per share based on the weighted average number of our shares outstanding ($929 million in 2019).

•
Comparable earnings per share and Comparable funds generated from operations per share are non-GAAP measures and do not have any standardized meaning as prescribed by U.S. GAAP (see Schedule B for more information).

BUSINESS UNIT PERFORMANCE
Each business unit's performance is assessed relative to a scorecard of metrics and targets established at the start of the year and approved by the Board. The CEO reviews and assesses business unit results, which are then recommended to the Board for approval.
While the specific metrics vary by business unit, each scorecard consists of the same five categories as the corporate scorecard, and similar key metrics, as illustrated on the previous page, are used within each business unit scorecard. Each business unit also allocates 20 per cent of its' performance to safety and asset integrity to highlight its importance.

TC Energy Management information circular 2020	95

PAYOUT OF 2017 EXECUTIVE SHARE UNIT AWARD
Performance multiplier
The ESU award granted in 2017 vested on December 31, 2019, and will be paid in March 2020. The performance multiplier for this award was determined based on the guidelines in the table below.

If TC Energy’s performance is	Then the performance multiplier is
Below threshold	0	We calculate the performance multiplier using a straight-line interpolation if performance is: • between threshold and target, or • between target and maximum
At threshold	0.50
At target	1.00
At or above maximum	2.00
This award provided for a performance multiplier from 0 to 2.0 based on the Board’s assessment of how the company performed in terms of relative total shareholder return and comparable EPS targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 1.76, based on the following result:

Measure	Period	Performance level targets for 2017 ESU award			Actual Performance	Multiplier	Weighting	Weighted multiplier
		Threshold	Target	Maximum
Relative TSR against the TSX 60 Index	January 2017 to December 2019	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P57	1.28	25%	0.32
Relative TSR against the ESU peer group (see page 97)		at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P69	1.76	25%	0.44
Comparable earnings per share		$8.76	$9.29	$9.84	10.66	2.00	50%	1.00
Performance multiplier								1.76
Notes

•	Actual comparable earnings per share of $11.09 for the three year period was reduced by the net positive impact of U.S. tax reform of $0.43.

•	Relative TSR is calculated using $68.58, the twenty-day volume weighted average closing price of TC Energy shares on the TSX at December 31, 2019. Our absolute TSR performance was 29.8 per cent.

•
The ratio of cumulative dividends per share/cumulative funds generated from operations (FGFO) per share for the three-year period was less than 50 per cent (38.7 per cent), and so satisfied the additional modifier for the comparable earnings per share multiplier.

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Our peer group for relative TSR for the 2017 ESU award consisted of a group of publicly-traded companies that represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

2017 ESU award peer group for relative TSR
AltaGas Ltd.	Fortis Inc.
Canadian Utilities Ltd.	Inter Pipeline Ltd.
CenterPoint Energy Inc.	Kinder Morgan Inc.
Dominion Energy Inc.	Pembina Pipeline Corp.
Emera Inc.	Sempra Energy
Enbridge Inc.	Williams Companies Inc.
Enterprise Products Partners L.P.
Note

•	Veresen Inc. was initially approved as part of the 2017 ESU award peer group, but was removed due to their acquisition by Pembina Pipeline Corp.
Awards to named executives
The table below is a summary of the details of the original 2017 ESU award and the amount payable to each named executive upon vesting at the end of 2019.

	2017 ESU award		2017 ESU payout
	Number of ESUs awarded	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2019)	Performance multiplier	Value of ESU payout ($)	% of original award
Russell Girling	52,083.333	3,150,000	59,838.402	1.76	7,222,543	229%
Donald Marchand	18,859.540	1,140,625	21,667.677		2,615,306
Stanley Chapman III	7,027.183	551,910	8,073.508		1,293,036
Paul Miller	12,400.794	750,000	14,247.238		1,719,653
François Poirier	8,783.896	531,250	10,091.797		1,218,088
Notes

•
Number of ESUs awarded is the value of the ESU award divided by the valuation price of $60.48 (the volume-weighted average closing price of TC Energy shares on the TSX for the twenty trading days immediately prior to and including the grant date (January 1, 2017)).

•
Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31, 2019 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs vesting.

•
Value of ESU payout is calculated using the valuation price of $68.58 (the volume-weighted average closing price of TC Energy shares on the TSX for the twenty trading days immediately prior to and including the vesting date (December 31, 2019)).

•
The Value of ESU award for Mr. Chapman is expressed here in Canadian dollars based on a U.S./Canada foreign exchange rate of 1.2986 for 2017. The Value of ESU payout for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3269 for 2019.

TC Energy Management information circular 2020	97

GRANT OF 2020 EXECUTIVE SHARE UNIT AWARD
The committee and the Board approved a 2020 ESU award as follows:

Performance measure	Weighting	Measurement period
Relative TSR against a dividend subgroup of the TSX 60 Index	25%	January 1, 2020 to December 31, 2022
Relative TSR against the ESU peer group	25%
Comparable earnings per share	50%
The cumulative Comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share to cumulative comparable funds generated from operations per share for the three-year period is greater than 50 per cent.
We have two peer groups for assessing relative TSR. The first group is a dividend subgroup of the TSX 60 Index. This group includes publicly-traded peer companies that represent dividend subgroup competitors for shareholder investment.

2020 ESU award - dividend subgroup of the TSX 60 Index for relative TSR
Bank of Montreal	Inter Pipeline Ltd.	Royal Bank of Canada
BCE Inc.	Loblaw Companies Limited	Shaw Communications Inc.
Brookfield Infrastructure Partners L.P.	Magna International Inc.	SNC-Lavalin Group Inc.
Canadian Imperial Bank of Commerce	Manulife Financial Corp.	Sun Life Financial Inc.
Canadian Natural Resources Ltd.	National Bank of Canada	Suncor Energy Inc.
Canadian Tire Corporation, Limited	Nutrien Ltd.	TELUS Corporation
Emera Incorporated	Pembina Pipeline Corp.	The Bank of Nova Scotia
Enbridge Inc.	Power Corporation of Canada	The Toronto-Dominion Bank
Fortis Inc.	Restaurant Brands International Inc.	Thomson Reuters Corporation
Husky Energy Inc.	Rogers Communications Inc.
The second group is the ESU peer group, consisting of specific business competitors as shown below.

2020 ESU award - peer group for relative TSR
AltaGas Ltd.	Enbridge Inc.	ONEOK, Inc.
Canadian Utilities Ltd.	Enterprise Products Partners L.P.	Pembina Pipeline Corp.
CenterPoint Energy Inc.	Fortis Inc.	Sempra Energy
Dominion Energy Inc.	Inter Pipeline Ltd.	Williams Companies Inc.
Emera Inc.	Kinder Morgan Inc.

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2019, details of their compensation for 2019 and the two previous fiscal years, and their share ownership as at December 31, 2019.

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Russell Girling PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2019 key results
•
Generated record financial results
•
Total annual shareholder return of 37.5%
•
Advanced $30 billion secured capital program and progressed over $20 billion of projects under development
•
Delivered financial plan that continues to support 8-10 per cent dividend growth through 2021
•
Advanced succession planning and high performance culture

•
Mr. Girling’s short-term incentive award was based 100 per cent on corporate performance.
•
The short-term incentive award for 2019 performance was based on Mr. Girling’s target of 135 per cent of base salary.
•
Mr. Girling’s 2019 short-term and long-term incentive awards as a percentage of 2019 base salary were 175 per cent and 606 per cent, respectively.

Compensation (as at December 31)		2019	2018	2017
Fixed
Base salary		$1,420,008	$1,375,008	$1,300,008
Variable
Short-term incentive		2,492,114	2,406,264	1,872,012
Long-term incentive
ESUs		5,160,000	3,800,000	3,150,000
Stock options		3,440,000	3,800,000	3,150,000
Total direct compensation		$12,512,122	$11,381,272	$9,472,020
Change from last year		10%	20%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $68.58 for TC Energy shares at December 31, 2019.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
5x	$7,100,040	$22,086,669	15.6x
2019 Pay mix: Base salary 11%, Short-term incentive 20%, ESUs 41%, Stock options 28% / 69% Long-term incentive

TC Energy Management information circular 2020	99

Donald Marchand EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Marchand is responsible for all corporate financial affairs of the company including financial reporting, taxation, finance, treasury, risk management and investor relations. Mr. Marchand was appointed Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer on January 6, 2020.

2019 key results
•
2019 growth program funded on attractive terms while minimizing share count growth
•
Achieved targeted credit metrics and returned the Company to historical self-funding model
•
Executed strategies to optimize financing and tax positioning to address evolving market forces and regulations
•
Advanced awareness of Company’s strategy, value proposition, ESG approach and track record through high level of engagement with the investment community

•
Mr. Marchand’s short-term incentive award was based 100 per cent on corporate performance.
•
The short-term incentive award for 2019 performance was based on Mr. Marchand’s target of 75 per cent of base salary.
•
Mr. Marchand’s 2019 short-term and long-term incentive awards as a percentage of 2019 base salary were 98 per cent and 365 per cent, respectively.

Compensation (as at December 31)		2019	2018	2017
Fixed
Base salary		$675,000	$625,008	$625,008
Variable
Short-term incentive		658,125	646,883	495,631
Long-term incentive
ESUs		1,478,250	1,140,625	1,140,625
Stock options		985,500	1,140,625	1,140,625
Total direct compensation		$3,796,875	$3,553,141	$3,401,889
Change from last year		7%	4%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $68.58 for TC Energy shares at December 31, 2019.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$2,025,000	$2,038,609	3.0x
2019 Pay mix: Base salary 18%, Short-term incentive 17%, ESUs 39%, Stock options 26% / 65% Long-term incentive

100	TC Energy Management information circular 2020

Stanley Chapman III EXECUTIVE VICE-PRESIDENT AND PRESIDENT, U.S. NATURAL GAS PIPELINES
Mr. Chapman is responsible for profitability and growth of our U.S. natural gas pipeline and storage business.

2019 key results
•
Generated record EBITDA with record demand for assets
•
Successfully settled three rate cases
•
Zero lost time incidents in over 1.6 million hours worked
•
Placed US$4.9 billion of projects in service
•
Originated US$1.2 billion in new growth projects

•
Mr. Chapman’s short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•
The short-term incentive award for 2019 performance was based on Mr. Chapman’s target of 75 per cent of base salary.
•
Mr. Chapman’s 2019 short-term and long-term incentive awards as a percentage of 2019 base salary were 98 per cent and 310 per cent, respectively.

Compensation (as at December 31)		2019	2018	2017
Fixed
Base salary		$762,973	$680,243	$616,845
Variable
Short-term incentive		743,899	673,440	481,139
Long-term incentive
ESUs		1,419,120	1,020,364	551,910
Stock options		946,080	1,020,364	1,236,919
Total direct compensation		$3,872,072	$3,394,411	$2,886,813
Change from last year		14%	18%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $68.58  for TC Energy shares at December 31, 2019.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$2,288,919	$1,625,826	2.1x
Mr. Chapman met his requirements as at the date of the circular.
Values reflect a U.S./Canada foreign exchange rate of 1.3269 for 2019, 1.2957 for 2018 and1.2986 for 2017.
2019 Pay mix: Base salary 20%, Short-term incentive 19%, ESUs 37%, Stock options 24% / 61% Long-term incentive

TC Energy Management information circular 2020	101

Paul Miller EXECUTIVE VICE-PRESIDENT, TECHNICAL CENTRE AND PRESIDENT, LIQUIDS PIPELINES (Executive Vice-President and President, Liquids Pipelines to January 31, 2019)
Mr. Miller is responsible for the profitability and growth of our liquids pipelines business. Mr. Miller was appointed Executive Vice-President and President, Liquids Pipelines on January 6, 2020.

2019 key results
•
Delivered record financial results
•
Optimized throughput and increased capacity on Marketlink Pipeline
•
Secured additional shipping contracts that add sustainable long term earnings
•
Brought the White Spruce Pipeline into service
•
Advanced the Keystone XL project by securing new Presidential Permit and approval to construct and operate on U.S. federally managed lands

•
Mr. Miller’s short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•
The short-term incentive award for 2019 performance was based on Mr. Miller’s target of 75 per cent of base salary.
•
Mr. Miller’s 2019 short-term and long-term incentive awards as a percentage of 2019 base salary were 91 per cent and 310 per cent, respectively.

Compensation (as at December 31)		2019	2018	2017
Fixed
Base salary		$550,008	$525,000	$500,004
Variable
Short-term incentive		503,257	567,000	390,003
Long-term incentive
ESUs		1,023,000	787,500	750,000
Stock options		682,000	787,500	750,000
Total direct compensation		$2,758,265	$2,667,000	$2,390,007
Change from last year		3%	12%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $68.58 for TC Energy shares at December 31, 2019.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$1,650,024	$3,019,989	5.5x
2019 Pay mix: Base salary 20%, Short-term incentive 18%, ESUs 37%, Stock options 25% / 62% Long-term incentive

102	TC Energy Management information circular 2020

François Poirier
EXECUTIVE VICE-PRESIDENT, CORPORATE DEVELOPMENT AND STRATEGY,
AND PRESIDENT, POWER & STORAGE AND MEXICO
(Executive Vice-President, Corporate Development and Strategy to January 31, 2019)

Mr. Poirier provides leadership in the development of our long-term strategy and all corporate development activities, as well as overseeing enterprise risk management across the corporation. He is also responsible for the profitability and growth of our power generation, unregulated gas storage and Mexico gas businesses. Mr. Poirier was appointed Chief Operating Officer and President, Power & Storage and Mexico on January 6, 2020.

2019 key results
•
Led extensive portfolio management initiatives, including $3.4 billion of closed asset sales
•
Positive settlement on Sur de Texas, including 10-year contract extension
•
Advanced Bruce Power life extension program
•
As Chief Risk Officer, established Enterprise Risk Management program

•
Mr. Poirier's short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•
The short-term incentive award for 2019 performance was based on Mr. Poirier’s target of 75 per cent of base salary.
•
Mr. Poirier’s 2019 short-term and long-term incentive awards as a percentage of 2019 base salary were 93 per cent and 310 per cent, respectively.

Compensation (as at December 31)		2019	2018	2017
Fixed
Base salary		$550,008	$525,000	$425,004
Variable
Short-term incentive		511,507	499,800	306,003
Long-term incentive
ESUs		1,023,000	787,500	531,250
Stock options		682,000	787,500	531,250
Total direct compensation		$2,766,515	$2,599,800	$1,793,507
Change from last year		6%	45%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $68.58 for TC Energy shares at December 31, 2019.

Share Ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TC Energy shares	Total ownership as a multiple of base salary
3x	$1,650,024	$1,418,097	2.6x
Mr. Poirier has until the end of 2024 to meet his holding requirements.
2019 Pay mix: Base salary 20%, Short-term incentive 18%, ESUs 37%, Stock options 25% / 62% Long-term incentive

TC Energy Management information circular 2020	103

Executive compensation – 2019 details
All amounts are in Canadian dollars, unless otherwise indicated.
SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation awarded to our named executives for the last three fiscal years ended December 31, 2019, 2018 and 2017.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Russell Girling	2019	1,412,508	5,160,000	3,440,000	2,492,114	—	922,000	14,125	13,440,747
President & CEO	2018	1,362,508	3,800,000	3,800,000	2,406,264	—	1,120,000	13,625	12,502,397
	2017	1,300,008	3,150,000	3,150,000	1,872,012	—	556,000	13,000	10,041,020
Donald Marchand	2019	666,668	1,478,250	985,500	658,125	—	649,000	23,494	4,461,037
Executive Vice-President & CFO	2018	625,008	1,140,625	1,140,625	646,883	—	46,000	21,875	3,621,016
	2017	616,674	1,140,625	1,140,625	495,631	—	617,000	34,918	4,045,473
Stanley Chapman III	2019	751,744	1,419,120	946,080	743,899	—	44,584	—	3,905,427
Executive Vice-President & President, U.S. Natural Gas Pipelines	2018	669,530	1,020,364	1,020,364	673,440	—	46,256	19,010	3,448,964
	2017	595,350	551,910	1,236,919	481,139	—	27,169	174,039	3,066,526
Paul Miller	2019	545,840	1,023,000	682,000	503,257	—	360,000	17,574	3,131,671
Executive Vice-President, Technical Centre and President, Liquids Pipelines	2018	520,834	787,500	787,500	567,000	—	321,000	30,209	3,014,043
	2017	495,838	750,000	750,000	390,003	—	392,000	6,785	2,784,626
François Poirier	2019	545,840	1,023,000	682,000	511,507	—	266,000	46,229	3,074,576
Executive Vice-President, Corporate Development and Strategy, and President, Power & Storage and Mexico	2018	514,584	787,500	787,500	499,800	—	371,000	2,542	2,962,926
	2017	412,504	531,250	531,250	306,003	—	313,000	2,062	2,096,069
Notes

•	Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TC Energy shares for the twenty trading days immediately prior to and including the grant date: $52.26 in 2019, $61.95 in 2018, and $60.48 in 2017.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TC Energy shares on the TSX on the trading day immediately prior to the grant date: $56.90 in 2019,$56.89 in 2018, and $62.14 in 2017. See Stock option valuation below for more information.

•	Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•	There are no long-term non-equity incentive plans.

•
Pension value for all of the Canadian named executives includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TC Energy in 2019, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. Pension value for Mr. Chapman is the value of the annual employer contribution to the 401(k) Plan and to the Non-Qualified Plan. Employer contributions to the Non-Qualified plan for 2019 were not available until after the date of the circular, but will be a maximum of $40,000. See Retirement benefits below for more information.

•	Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3269 in 2019, 1.2957 for 2018, and 1.2986 for 2017.

•
Mr. Marchand was appointed Executive Vice-President and Chief Financial Officer on February 1, 2017. Amounts shown for 2017 prior to his appointment include compensation in his previous position as Executive Vice-President, Corporate Development and Chief Financial Officer.

•
Mr. Chapman was appointed Executive Vice-President and President, U.S. Natural Gas Pipelines on April 28, 2017. Amounts shown in 2017 include compensation earned for the period April 28 to December 31 in his new position and for the period January 1 to April 27 in his previous position as Senior Vice-President and General Manager, U.S. Natural Gas Pipelines.

104	TC Energy Management information circular 2020

•
To recognize Mr. Chapman's appointment to Executive Vice-President and President, U.S. Natural Gas Pipelines, the Board awarded him a special grant of 100,000 stock options on May 10, 2017, valued at $960,964 with an exercise price of $63.83 shown in 2017 under Option-based awards. This special grant is in addition to the long-term incentive grant Mr. Chapman received in normal course.

•
Mr. Miller was appointed Executive Vice-President, Technical Centre and President, Liquids Pipelines on February 1, 2019. Amounts shown in 2019 include compensation earned for the period February 1 to December 31 in his new position and for the period January 1 to 31 in his previous position as Executive Vice-President and President, Liquids Pipelines.

•
Mr. Poirier was appointed Executive Vice-President, Corporate Development and Strategy, and President, Power & Storage and Mexico on February 1, 2019. Amounts shown in 2019 include compensation earned for the period February 1 to December 31 in his new position and for the period January 1 to 31 in his previous position as Executive Vice-President, Corporate Development and Strategy.

•
Mr. Poirier was appointed Executive Vice-President, Strategy and Corporate Development on February 1, 2017. Amounts shown in 2017 include compensation earned for the period February 1 to December 31 in his new position and for the period January 1 to 31 in his previous position as Senior Vice-President, Strategy and Corporate Development.

•	All other compensation includes other compensation not reported in any other column for each named executive and includes:

•
payments to the named executives by any of our subsidiaries and affiliates (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in):

	2019	2018	2017
Mr. Poirier	$43,500	$ —	$ —

•	matching contributions we made on behalf of the named executives under the Canadian employee stock savings plan:

	2019	2018	2017
Mr. Girling	$14,125	$13,625	$13,000
Mr. Marchand	6,667	6,250	6,167
Mr. Miller	5,458	5,208	4,958
Mr. Poirier	2,729	2,542	2,062

•	cash payments if the named executive elected to receive payment in lieu of vacation entitlement from the previous year:

	2019	2018	2017
Mr. Marchand	$16,827	$15,625	$28,751
Mr. Chapman	—	16,570	44,179
Mr. Miller	12,116	25,001	1,827

•	retention award payments made to a named executive in relation to the acquisition of Columbia:

	2019	2018	2017
Mr. Chapman	$ —	$ —	$129,860

•	Profit sharing contribution above the IRS compensation limit made to a named executive in relation to the legacy Columbia 401(k) plan provisions:

	2019	2018	2017
Mr. Chapman	$ —	$2,440	$ —

•	Perquisites in 2019, 2018 and 2017 are not included because they are less than $50,000 and 10 per cent of each named executive's total base salary.

TC Energy Management information circular 2020	105

Additional notes to the summary compensation table
Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.
The committee and Board have approved the Binomial valuation model, a generally accepted valuation method, as the methodology to determine stock option awards. Each year, the committee and Board review the valuation as prepared by management’s independent consultant. The value takes into account the volatility of the underlying shares, dividend yield, risk-free interest rate, option term, and vesting period.
For stock option grants beginning in 2018, inputs to the Binomial valuation model used for compensation purposes were adjusted as follows:

	Methodology beginning in 2018	Methodology prior to 2018
Volatility	historic	historic and implied
Expected life	stock option term	historical stock option exercise activity
These changes were implemented to better reflect the view of the Board as to the appropriate compensation value of TC Energy's stock options.
The table below is a summary of the compensation value for the stock option awards granted in 2019, 2018 and 2017:

Grant date	Exercise price ($)	Compensation value of each stock option ($)
February 20, 2019	56.90	6.26
February 21, 2018	56.89	6.66
May 10, 2017	63.83	7.40
February 22, 2017	62.14	7.21
Total stock option exercises in 2019 (supplemental table)
The table below shows for each named executive:

•	the number of stock options exercised in 2019

•	the total value realized when the options were exercised.

Name	Total stock options exercised (#)	Total value realized ($)
Russell Girling	768,750	14,399,607
Donald Marchand	375,197	7,036,954
Stanley Chapman III	136,065	834,715
Paul Miller	104,839	1,677,607
François Poirier	—	—

106	TC Energy Management information circular 2020

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2019. Year-end values are based on $69.16, the closing price of TC Energy shares on the TSX at December 31, 2019.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell Girling	439,982	49.03	25-Feb-2021	8,856,838	170,880	5,909,030	—
	434,109	56.58	19-Feb-2022	5,461,091
	529,101	48.44	22-Mar-2023	10,962,973
	436,893	62.14	22-Feb-2024	3,066,989
	570,571	56.89	21-Feb-2025	7,000,906
	549,521	56.90	20-Feb-2026	6,737,127
Donald Marchand	144,864	56.58	19-Feb-2022	1,822,389	49,879	1,724,816	—
	177,469	48.44	22-Mar-2023	3,677,158
	158,200	62.14	22-Feb-2024	1,110,564
	171,265	56.89	21-Feb-2025	2,101,422
	157,428	56.90	20-Feb-2026	1,930,067
Stanley Chapman III	9,824	62.14	22-Feb-2024	68,964	35,416	1,625,035	—
	33,333	63.83	10-May-2024	177,665
	99,498	56.89	21-Feb-2025	1,220,840
	150,778	56.90	20-Feb-2026	1,848,538
Paul Miller	16,292	49.03	25-Feb-2021	327,958	34,485	1,192,491	—
	95,736	56.58	19-Feb-2022	1,204,359
	119,048	48.44	22-Mar-2023	2,466,675
	104,022	62.14	22-Feb-2024	730,234
	118,243	56.89	21-Feb-2025	1,450,842
	108,946	56.90	20-Feb-2026	1,335,678
François Poirier	22,610	56.58	19-Feb-2022	284,434	34,485	1,192,491	—
	30,866	48.44	22-Mar-2023	639,544
	73,682	62.14	22-Feb-2024	517,248
	118,243	56.89	21-Feb-2025	1,450,842
	108,946	56.90	20-Feb-2026	1,335,678
Notes

•	Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•	Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2019.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2019. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares. The value for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3269 for 2019.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2017 vested on December 31, 2019, and will be paid in March 2020. These awards are shown in the next table.

TC Energy Management information circular 2020	107

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2019. It also shows the total amount they earned from non-equity incentive plan awards in 2019.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Russell Girling	2,491,702	7,222,543	2,492,114
Donald Marchand	823,953	2,615,306	658,125
Stanley Chapman III	87,558	1,293,036	743,899
Paul Miller	554,692	1,719,653	503,257
François Poirier	195,203	1,218,088	511,507
Notes

•	Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•	Share-based awards is the payout value of the 2017 ESU awards for the named executives. See the Payout of 2017 executive share unit award section for more information.

•	The Share-based awards value for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3269 for 2019.

•	Non-equity incentive plan compensation is the short-term incentive award for 2019. This amount is shown under Annual incentive plans in the Summary compensation table on page 104.

108	TC Energy Management information circular 2020

EQUITY COMPENSATION PLAN INFORMATION
Securities authorized for issue under equity compensation plans
The table below shows the:

•	number of shares to be issued under the stock option plan when outstanding options are exercised

•	weighted average exercise price of the outstanding options

•	number of shares available for future issue under the option plan.

	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders	9,093,808	55.74	7,962,761
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,093,808	55.74	7,962,761
Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate
Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)
Dec 31, 2017	881,375,600	11,026,004	11,902,759	2,065,653	1.25	2.60	0.23
Dec 31, 2018	918,096,439	12,403,851	9,790,373	2,250,256	1.35	2.42	0.25
Dec 31, 2019	938,399,506	9,093,808	7,962,761	2,004,328	0.97	1.82	0.21

TC Energy Management information circular 2020	109

RETIREMENT BENEFITS
All of the Canadian named executives participate in our DB plan. Mr. Chapman participates in the 401(k) Plan and the Non-Qualified Plan. The tables below show their benefits under the respective plans.
Defined benefit pension plan

at December 31, 2019		Annual benefits
Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
Russell Girling	24.00	1,111,000	1,461,000	20,129,000	922,000	3,009,000	24,060,000
Donald Marchand	25.92	447,000	576,000	8,074,000	649,000	1,276,000	9,999,000
Paul Miller	29.33	413,000	465,000	7,800,000	360,000	936,000	9,096,000
François Poirier	5.67	70,000	212,000	1,151,000	266,000	237,000	1,654,000
Notes

•
In 2004, the committee approved an arrangement for Mr. Girling to receive additional credited service to recognize his high potential and to retain him as an employee. The credited service was received for years when he was not formally enrolled in the pension plan, but was an employee of TC Energy. Mr. Girling received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•	Annual benefits at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2019.

•	Annual benefits at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2019.

•
Opening and closing present value of defined benefit obligation is at December 31, 2018 and December 31, 2019, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2018 and 2019 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•	Compensatory change includes the service cost to TC Energy in 2019, plus the impact on the obligation due to actual compensation changes that were higher or lower than assumed, and plan changes.

•	Non-compensatory change includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.
401(k) Plan

at December 31, 2019
Name	Accumulated value at start of year ($)	Compensatory value ($)	Accumulated value at year end ($)
Stanley Chapman III	291,531	44,584	431,213
Notes

•	Accumulated value at start of year is the beginning of year value of the 401(k) account funded by employer contributions.

•	Compensatory value is the annual employer contribution to the 401(k) Plan.

•	Accumulated value at year end is the end of year value of the 401(k) account funded by employer contributions and includes investment earnings.

•	Values reflect a U.S./Canada foreign exchange rate of 1.3269 for 2019.
Non-Qualified Plan
Mr. Chapman is eligible to participate in the Non-Qualified Plan. He will receive employer contributions to this plan for 2019; however, the amount of these contributions were not available until after the date of the circular. The contributions for 2019 will be a maximum of $40,000, based on a U.S./Canada foreign exchange rate of 1.3269 for 2019.

110	TC Energy Management information circular 2020

TERMINATION AND CHANGE OF CONTROL
Termination
We have a separation agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TC Energy. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.
The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have a separation agreement. Each separation agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.
Like all other Canadian employees, all of the Canadian named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Canadian retiree benefits include:

•	a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance

•	a security plan that provides a safety net if there are significant medical expenses

•	life insurance that provides a death benefit of $10,000 to a designated beneficiary.
Mr. Chapman is eligible for retiree benefits under the U.S. retiree benefit program including:

•	access to medical plans that provide a wide range of coverage

•	life insurance that provides a death benefit of $10,000 to a designated beneficiary.
The Canadian employee stock savings plan, 401(k) Plan, the Non-Qualified Plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

TC Energy Management information circular 2020	111

Compensation on termination
The table below shows how each named executive’s compensation is treated if they leave TC Energy.

Base salary	Resignation	Payments end.
	Termination without cause	Severance allowance includes a lump-sum payment equal to 2x their annual base salary as of the separation date.
	Termination with cause	Payments end.
Retirement
Death
Short-term incentive	Resignation	Year of separation: Not paid. Year prior to separation: Board discretion.
Termination without cause
Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.

Years after separation: Equals the average bonus multiplied by the notice period.

	Termination with cause	Not paid.
	Retirement	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Death
ESUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is generally pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out. Unvested units are forfeited, however, the original grant value is generally paid out on a pro rata basis.
Stock options	Resignation	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Termination without cause
Vested stock options must be exercised by the earlier of i) their expiry date or ii) the later of a) the end of the notice period, and b) six months following the separation date.

No stock options vest after the separation date.

	Termination with cause	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier) No stock options vest after the last day of employment.
Retirement
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

112	TC Energy Management information circular 2020

Canadian pension	Resignation	Paid as a commuted value or monthly benefit according to the applicable DB plan provisions. For termination without cause, credited service is provided for the applicable notice period.
Termination without cause
Termination with cause
Retirement
Death
401(k) Plan	Resignation	Account balance is available to take as a lump sum, partial, or periodic distribution.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant's beneficiary.
Non-qualified Plan	Resignation	Account balance is available to take in accordance with employee distribution elections after a 6 month delay. Participant can choose a lump sum or annual installations from 2-10 years.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant's beneficiary and distributed immediately as a lump sum payment.
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.
	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Retiree benefits eligibility is determined at the end of the notice period.
	Termination with cause	Coverage ends, or retiree benefits begin if eligible.
	Retirement	Coverage ends, or retiree benefits begin if eligible.
	Death	Coverage continues to eligible dependents for a specified period of time after death.
Perquisites	Resignation	Payments end.
	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.
	Termination with cause	Payments end.
Retirement
Death
Other	Resignation	—
	Termination without cause	Outplacement services.
	Termination with cause	—
	Retirement	—
	Death	—
Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•	The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•	Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•	The notice period is currently two years for each named executive.

•	Benefits on termination without cause is paid as an equivalent lump-sum for Mr. Chapman, and retiree benefits eligibility would be determined on the termination date.

•	For Mr. Chapman, there are certain differences due to U.S. tax law. These differences are:

•	to the extent any of Mr. Chapman's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, they may be deferred for a period of six months following the date of termination

•	certain payments will be reduced in a specific order to the extent excise tax applies

•	Mr. Chapman will receive two times seven per cent of his annual salary in lieu of 401(k) participation.

TC Energy Management information circular 2020	113

Change of control
Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:

•	more than 50 per cent of the voting shares of TC Energy, or

•	more than 50 per cent of the voting shares of TCPL (not including the voting shares held by TC Energy).
Other events can also constitute a change of control including a merger where TC Energy is not the surviving entity, a sale of all or substantially all of TCPL’s assets or if the incumbent board ceases to be a majority of the Board.
The following is a summary of the terms and provisions that apply to the compensation of all of the Canadian named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control ("double trigger"). Upon a double trigger for the named executives, a two-year notice period applies which provides for:

•
payment of a severance allowance equal to the annual compensation during the notice period where annual compensation is composed of base salary and the three-year average of annual incentive compensation

•	a pensionable service credit of two years under the supplemental pension plans

•	continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits

•	a cash payment in lieu of perquisites during the notice period

•	professional outplacement services to a maximum of $25,000

•	accelerated vesting and payment of ESUs

•	accelerated vesting of stock options.
If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.
For our U.S. named executive the same terms and provisions apply, with the following differences:

•	to the extent any of Mr. Chapman's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, they may be deferred for a period of six months following the date of termination

•	certain payments will be reduced in a specific order to the extent excise tax applies

•	Mr. Chapman will receive a lump sum cash payment with respect to benefits; he does not have the option to continue benefits during the notice period

•	Mr. Chapman will receive lump sum cash payment equal to two times seven per cent of his annual salary in lieu of 401(k) Plan participation.

114	TC Energy Management information circular 2020

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2019 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.
They do not include certain amounts that would be provided under normal course, such as the value of:

•	any stock options or ESUs vesting as part of normal employment

•	pension benefits that would normally be provided following resignation, or

•	retiree benefits.

	Without a change of control				With a change of control
Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)
Russell Girling	—	12,026,846	2,162,763	18,842,828	35,682,671
Donald Marchand	—	3,818,317	597,615	5,551,987	11,183,283
Stanley Chapman III	—	4,640,659	—	6,131,008	11,095,767
Paul Miller	—	2,628,850	461,029	3,873,350	8,153,580
François Poirier	—	3,749,921	—	3,736,714	7,714,658
Notes

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•	There are no incremental payments that would be made to each named executive in the event of a change of control without termination.

•	ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

•	Mr. Chapman and Mr. Poirier were not eligible for retirement as of December 31, 2019.

•	Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3269 in 2019, 1.2957 for 2018, and 1.2986 for 2017.
Every year the Human Resources committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause and with and without a deemed change of control.

TC Energy Management information circular 2020	115

Other information
LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TC Energy or any of our subsidiaries. This is also true for:

•	former executives or directors of TC Energy or any of our subsidiaries,

•	this year’s nominated directors, and

•	any associate of a director, executive officer or nominated director.
None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TC Energy or any of our subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
TC Energy has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TC Energy and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.
ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2019 AIF and 2019 Annual report from our Corporate Secretary:
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
Tel: 1.800.661.3805
For financial information about TC Energy, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.tcenergy.com).
You can find more information about TC Energy on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).

116	TC Energy Management information circular 2020

Schedule A – Charter of the Board of Directors
I. INTRODUCTION

A.
The Board’s primary responsibility is to foster the long-term success and sustainability of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.
The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II. COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Governance committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.
The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

C.	Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.
Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III. DUTIES AND RESPONSIBILITIES
A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	nominating candidates for election to the Board;

iv)	determining independence of Board members;

v)	approving committees of the Board and membership of directors thereon;

vi)	determining director compensation; and

vii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B. Management and Human Resources
The Board has the responsibility for:

i)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	approving a position description for the CEO;

iii)	reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)	approving decisions relating to senior management, including the:

a)	appointment and discharge of officers of the Company and members of the senior executive leadership team;

b)	compensation and benefits for members of the senior executive leadership team;

c)	annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

v)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

vi)
the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;

vii)	approving certain matters relating to all employees, including:

a)	the annual salary policy/program for employees;

b)	new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and

c)	material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

(1) For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

TC Energy Management information circular 2020	117

C. Strategy and Plans
The Board has the responsibility to:

i)	participate in strategic planning sessions to ensure that management develops corporate strategic priorities and objectives and approve the resulting strategic plan;

ii)	approve capital commitment and expenditure budgets and related operating plans;

iii)	approve financial and operating objectives used in determining compensation;

iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

v)	approve material divestitures and acquisitions; and

vi)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.
D. Financial and Corporate Issues
The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	monitor operational and financial results;

iii)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

iv)	approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;

v)	declare dividends;

vi)
approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vii)	recommend appointment of external auditors and approve auditors’ fees;

viii)	approve banking resolutions and significant changes in banking relationships;

ix)	approve appointments, or material changes in relationships with corporate trustees;

x)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

xi)	approve spending authority guidelines; and

xii)	approve the commencement or settlement of litigation that may have a material impact on the Company.

E. Business and Risk Management
The Board has the responsibility to:

i)
take reasonable steps to ensure that management has identified the principal risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

ii)	review reports on capital commitments and expenditures relative to approved budgets;

iii)	review operating and financial performance relative to budgets or objectives;

iv)
oversee environmental and social issues and receive, on a regular basis, reports on matters relating to, among others, ethical conduct, environmental management, employee and contractor health and safety, human rights, relationships with Indigenous communities and related party transactions; and

v)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F. Policies and Procedures
The Board has responsibility to:

i)	monitor compliance with all significant policies and procedures by which the Company is operated;

ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:

i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

118	TC Energy Management information circular 2020

iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

vi)	report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).
IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A. The Board is responsible for:

i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

TC Energy Management information circular 2020	119

Schedule B – Non‑GAAP measures

In our disclosure, we use the following non-GAAP measures:

•	comparable EBITDA

•	comparable EBIT

•	comparable earnings

•	comparable earnings per share

•	funds generated from operations

•	comparable funds generated from operations
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be similar to measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:

•	gains or losses on sales of assets or assets held for sale

•	income tax refunds and adjustments to enacted tax rates

•	certain fair value adjustments relating to risk management activities

•	legal, contractual and bankruptcy settlements

•	impairment of goodwill, investments and other assets

•	acquisition and integration costs

•	restructuring costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.

The following table identifies our non-GAAP comparable measures and their equivalent GAAP measures.

Comparable measure	Original measure
comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable funds generated from operations	net cash provided by operations
Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings adjusted for specific items. Comparable EBIT is a an effective tool for evaluating trends in each segment. See the 2019 Annual report for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per share
Comparable earnings represents earnings or losses attributable to common shareholders on a consolidated basis adjusted for specific items. Comparable earnings is comprised of segmented earnings, interest expense, AFUDC, interest income and other, income taxes, non-controlling interests and preferred share dividends adjusted for specific items. See the 2019 Annual report for a reconciliation to net income attributable to common shares and net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. See the 2019 Annual report for a reconciliation to net cash provided by operations.

120	TC Energy Management information circular 2020

Shareholder information
TC Energy welcomes questions from shareholders and investors. Please contact:
David Moneta
Vice-President, Investor Relations and Financial Communications
telephone: 1-403-920-7911
toll free: 1-800-361-6522
email: investor_relations@tcenergy.com
Visit TCEnergy.com for investor information:
TCEnergy.com/investors
Board of Directors
You may contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada, T2P 5H1
Transfer agent
Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, ON, Canada, M5J 2Y1
telephone: 1-514-982-7959
toll free: 1-800-340-5024
fax: 1-888-453-0330
email: tcenergy@computershare.com
Corporate head office
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada, T2P 5H1
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TC Energy Corporation
View our website for more information:
TCEnergy.com
View our annual report:
TCEnergy.com/AnnualReport
Printed in Canada
February 2020

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